EarthFirst Technologies, Incorporated

2515 E Hanna Ave, Tampa, FL 33610    Phone: 813-238-5010    Fax: 813-238-8490

September 20, 2006

VIA EDGAR

Mail Stop 7010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Rufus Decker

Re:	EarthFirst Technologies, Incorporated
Form 10-KSB for the fiscal year ended December 31, 2005
Form 10-QSB for the quarter ended March 31, 2006
File No. 0-23897

Dear Mr. Decker:

This letter is in response to the staff’s second round comment letter dated June 30, 2006 on the Forms 10-KSB for the fiscal year ended December 31, 2005 and Form 10-QSB for the quarter ended March 31, 2006 filed by the Company. To aid in your review the staff’s comments are reproduced and followed by the Company’s response.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings

Response

All additional disclosures or other revisions made as a part of any of the following, with the exception of the comments below that specifically request an amendment, will be included in our future filings.

Financial Statements

General

2.	We note your response to prior comment 5. Given that you state the fair market value of these investments on the date of sale (based upon the market price of common stock of each of the investees) approximated $3.435.000. Please tell us how you deemed the original negotiated price of $1,050,000 to be a fair value. Tell us what consideration you gave as to whether compensation expense needed to be recorded for the difference between the market price and the price for which you sold the investments to your Chairman of the Board.

Response

The term “fair value” as utilized in our June 13th correspondence to your comment letter was intended to represent what the negotiating parties deemed to be a fair value in the exchange of common stock for cash, and perhaps would have been better referenced as a “negotiated value”. Both parties agreed to these amounts and the Company’s representation of fair value was in that light.

The substance of these transactions was to provide liquidity to the investee companies at the agreed upon negotiated prices as referred to above. Subsequently, the Company realized its own need for liquidity, and the Chairman of the Board agreed to purchase these investments at the original purchase price. As there were no services rendered by the Chairman in connection with these transactions, the Company did and does not believe it would be appropriate to record any compensation associated with this transaction.

It should be noted that the market price of the common stock of these investees decreased between 40 and 50 percent between the purchase and sale dates of these transactions at a time when there was no substantive change in the operating results of these investees or their prospects for success. This may indicate that the market prices of these investees are not valid as a representation of the true “fair market value” of these securities.

Note 1 – Nature of Business, Basis of Presentation and Summary of Significant Accounting Policies

Impairment of Goodwill and Long-Lived Assets, page F-9

3.	We note your response to prior comment 6. Given your recurring losses from operations and your net cash outflows from operations, it is not clear how you determined goodwill is not impaired. Please provide us with your goodwill impairment analysis as of December 31, 2005. Your analysis should clearly demonstrate how you determined that impairment did not exist. Please also provide us with a summary of all significant assumptions used in your analysis as well as a discussion of how you determined it was appropriate to use these assumptions. For example, you should discuss and provide support for the growth rates and discount rates used.

Response

First, it should be noted that the Company is not experiencing recurring losses from operations. The loss from operations reported for 2005 is a result of a non-recurring transaction relative to stock based compensation. Exclusive of this non-recurring transaction, the Company had income from operations of $1,423,359. Additionally, this transaction is unrelated to the operational results of the contracting segment.

As indicated in our June 13th correspondence to your comment letter, the reporting unit for goodwill impairment analysis purposes is our contracting operating segment. The operating results of this segment are detailed in our December 31, 2005 Form 10KSB in footnote 17 – Segment reporting. 100% of the Company’s goodwill relates to this reporting unit. As reported in that footnote, the contracting segment reported income from operations of $4,845,734 for the year 2005. Adjusted for a tax rate of 34%, the income from operations after tax would be $3,198,184. Tax effecting these earnings was done to be highly conservative and gives no effect to the Company’s substantial net operating loss carryovers, which are available to reduce income taxes.

Our goodwill impairment analysis resulted in the following values:

Carrying value of reporting unit	$15,780,049

Fair value of reporting unit	$119,600,000	Market Approach (Enterprise Value of the reporting unit)

	$18,004,205	Income Approach

Since the fair value of the reporting unit under either method exceeds its carrying value, there is no goodwill impairment in accordance with SFAS 142, and no further impairment tests are necessary. The carrying value of the reporting unit was determined to be the book value equity (including goodwill) of the contracting reporting unit (which is the same as the contracting business segment referred to above).

Our evaluation was prepared utilizing certain facts and assumptions as follows:

Market Approach

The Company considered the market approach in determining the fair value of the reporting unit. The Company’s enterprise value (market cap) at December 31, 2005 is $119.6 million. Since substantially all of the Company’s revenues are derived from the contracting reporting unit, the Company believes that the Company’s enterprise value is indicative of the fair value of the contracting reporting unit.

Income Approach

The contracting reporting unit has a 75 year history of operations. As such the Company has achieved a level of maturity to afford a stabilized level of operations and cash flows. The Company believes that the 2005 income from operations reported for the reporting unit is indicative of the expected minimum continuing cash flows from that unit. The following assumptions are incorporated in this determination:

a.	The Company believes that the depreciation included in the determination of the income from operations of the reporting unit will not be materially different from anticipated fixed asset additions to that reporting unit.

b.	The Company believes that the working capital of the reporting unit at December 31, 2005 is adequate to continue to fund the operations of the reporting unit at levels sufficient to generate cash flows similar to those generated in 2005.

c.	The reporting unit has no long term debt that requires principal amortization and therefore any impact on cash flows.

The Company applied a capitalization of earnings rate of 24.66% to the expected cash flows of the reporting unit exclusive of unrecorded contingent assets in the amount of $12,969,116. The aforementioned capitalization of earnings rate was determined by use of the build-up method, which considered information from Ibbotson Associates, SBBI Valuation Edition, 2005 yearbook as well as other risk factors. This “cap rate” is equivalent to a 4 times cash flow, which we believe is highly conservative.

In addition to the value determined in the prior paragraph the reporting unit has unrecorded contingent assets which consist of contract claims the Company believes will ultimately be collected in amounts approximating $9 million. This amount represents excess working capital. $1.1 million of these claims was collected in the first quarter of 2006, and is therefore not discounted for this calculation. The remaining $7.9 million is expected to be collected within two years. Using the present value of $1 to be received in two years at a discount rate of 10%, the present value is $6,528,923. After being adjusted for a tax rate of 34%, the present value of these contingent assets is $5,035,089. This result when added to the fair value calculation in the previous paragraph presents a minimum fair value of $18,004,205 using an income approach.

Note 6 – Sale of Subsidiary, page F-21

4.	We note your response to prior comment 10. Please tell us when you will file your restated Form 10-KSB. We remind you that when you file your restated Form 10-KSB you should appropriately address the following:

•	An explanatory paragraph in the reissued audit opinion.

•	Full compliance with APB 20, paragraphs 36 and 37,

•	Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,

•	Updated Item 8A. disclosures should include the following:

•	A discussion of the restatement and the facts and circumstances surrounding it,

•	How the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

•	Changes to internal controls over financial reporting, and

•	Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

•	Refer to Items 307 and 308(c) of Regulation S-K.

Response

A draft of Form 10-KSB/A, (Amendment No. 1) is attached to this correspondence file representing all the required amendments. Upon completion of your review of this correspondence, the amended Form 10-KSB/A will then be filed.

5.	We also remind you that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of concluding that your prior filings should not be relied upon due to error.

Response

At this time, the Company does not believe that the restatement of the December 31, 2004 comparative financial statements constitutes a material misstatement requiring an 8-K filing stating that the prior filing should not be relied upon.

This restatement, which represents a reclassification of items within the financial statements, does not materially affect financial position or loss from operations, to the extent the financial statements would be rendered unreliable. In addition, the net loss for the year ended December 31, 2004, and equity remain unchanged.

Sincerely,

/s/ Frank W. Barker, Jr.
Frank W. Barker, Jr.
Chief Financial Officer
EarthFirst Technologies, Incorporated

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB/A

(AMENDMENT NO. 1)

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-23897

EarthFirst Technologies, Incorporated

(Exact name of small business issuer as specified in its charter)

Florida	59-3462501
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2515 E Hanna Ave., Tampa, Florida	33610
((Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: (813) 238-5010

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act:

(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Company was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):    Yes  ☐    No  ☒

State issuer’s revenues for its most recent fiscal year: $ 41,743,320

State the aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date (March 16, 2006) within the past 60 days: $ 26,527,908

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date (March 16, 2006) 598,046,693 shares

DOCUMENTS INCORPORATED BY REFERENCE: NONE.

Transitional	Small Business Disclosure Format (check one): Yes ☐ No ☒

EARTHFIRST TECHNOLOGIES, INCORPORATED

FORM 10-KSB/A

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-KSB/A (this “Form 10-KSB/A”) amends our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, as initially filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2006, and is being filed to reflect a restatement of the comparative data contained in our consolidated statements of operations and cash flows for the year ended December 31, 2004, as discussed in Note 20 to the consolidated financial statements.

Subsequent to the issuance of its 2005 financial statements on Form 10KSB, the Company determined that it had not properly classified the results of its 2005 discontinued operation in its comparative 2004 financial statements.

On January 1, 2005, the Company sold its subsidiary, EMEGC, as reported in Note 6. In accordance with SFAS 144, the prior period 2004 amounts relating to the operations and cash flows of the disposed unit are to be presented as discontinued operations for all periods presented. As a result, the accompanying consolidated statements of operations and cash flows for the year ended December 31, 2004 have been restated.

All relevant information in Management’s Discussion and Analysis or Plan of Operation, and the footnotes to the consolidated financial statements has been adjusted to account for the impact of this restatement.

Except for the amended information required to reflect the effects of the restatement, this Form 10KSB/A continues to describe conditions as presented in the original report on Form 10-KSB filed on April 3, 2006. This Form 10-KSB/A does not reflect events occurring after the filing of the Form 10-KSB/A on April 3, 2006 or modify or update these disclosures, including exhibits on the Form 10-KSB affected by subsequent events. Information not affected by the restatement is unchanged and reflects the disclosures made at the time of the original filing of the Form 10-KSB on April 3, 2006.

Accordingly, this Form 10-KSB/A should be read in conjunction with our filings made with the SEC subsequent to the filing of the original Form 10-KSB, including any amendments to those filings.

PART I

Item 1. Business

EarthFirst Technologies, Incorporated, a Florida Corporation formed in 1997, is a specialized holding company owning subsidiaries engaged in a number of business activities. EarthFirst Technologies, Incorporated and its subsidiaries (collectively “EarthFirst”, the “Company”, “we”, and “our”), is a research-based enterprise committed to the development and commercialization of technologies that will produce economically and environmentally superior products from carbon-rich solid and liquid materials considered wastes. As part of its efforts, the Company is also attempting to develop and commercialize applications of its technologies for the efficient production of alternative fuels. Additional applications of the Company’s technologies are focused on the environmentally desirable processing, destruction, purification, and / or remediation of harmful liquid and solid wastes.

Through its subsidiary Electric Machinery Enterprises, Inc., the Company performs services as an electrical contractor and subcontractor in the construction of commercial and municipal projects primarily located in Florida and the Caribbean.

Solid Waste Technologies

Catalytic Activated Vacuum Distillation Process (“CAVD”) Reactors

EarthFirst developed the Catalytic Activated Vacuum Distillation Process Reactor. The CAVD Reactor embodies the results of several years of research and development with respect to disposal of solid wastes. The CAVD Reactor offers a unique solution to the problem of disposing of harmful solid wastes in an environmentally friendly manner and allows raw materials from the wastes to be recycled and reused.

We believe that the CAVD Reactor can be designed to process a number of harmful solid waste products. We anticipate that governmental and nongovernmental entities who are faced with the problem of disposing of various types of solid waste products through conventional means will conclude that the CAVD Reactors can provide a superior, safe and effective means of eliminating these materials.

Initially, we are focusing on the processing of rubber tires. However, other uses are also being pursued. Such uses include the recycling of carpet materials, the destruction of animal waste and remains, transuranic wastes (e.g. gloves, overalls, tools, etc. that have been exposed to low levels of radiation), and medical wastes.

Electrical Contracting - Electric Machinery Enterprises

The Company performs electrical contracting and subcontracting services for commercial and municipal projects primarily in Florida and the Caribbean through its subsidiary Electric Machinery Enterprises, Inc. (“EME”). The Company has extensive expertise in performing electrical contracting services for water, sewer, and power generating facilities. EME has provided electrical contracting services over a broad spectrum of industries and technologies, including projects such as the State Capitol Building in Tallahassee, Florida, utility company buildings, wastewater treatment plants, bridges, pumping stations, seaport terminals, international airports, hospitals department stores, shopping centers, correctional facilities, large civic centers, hotels and resorts, schools, universities, sports stadiums apartment complexes, condominium buildings, tourism sites and theme parks.

Electric Machinery Enterprises, and its predecessors, has been in business for over 75 years. The Company acquired EME after EME had sought protection from creditors under Chapter 11 of the United States Bankruptcy Code. In August of 2004, the Company acquired the stock of EME in exchange for 40 million shares of the Company’s common stock. The Bankruptcy Court subsequently approved the plan of reorganization for EME and that entity has successfully emerged from bankruptcy.

During the third quarter of 2005, EME expanded into the residential electrical contracting arena, first assessing the new growth opportunity via a limited, small scale roll-out of residential services and support in the Tampa, Florida market. In response to management’s evaluation of early demand from the custom residential home building market, EME formally established Prime Power Residential, Inc., a wholly owned subsidiary in the electrical contracting business of the Company.

Biofuels

In the second quarter of 2005, the Company formed “EarthFirst Americas Incorporated” (“EFA”), a wholly owned subsidiary which is primarily focused on facilitating commercial scale production and distribution of biofuels produced from palm oil, soy and rapeseed in the US, Latin America, the Caribbean and Europe. EFA has organized an international consortium of businesses involved with commercial scale biodiesel production, and is arranging distribution to customers in the United States, Latin America, the Caribbean and the European Union.

Liquid Waste Technologies

The Company has developed technologies for the treatment of liquid waste products. The technologies involve the use of high temperature plasma through which the liquid waste products are passed. The harmful properties contained in the liquid waste products are broken down at the molecular level as they pass through the plasma and a clean burning gas is produced.

Carbon Technologies

The Company’s efforts in commercializing the technologies it has developed for carbon products have been slowed due to the current emphasis on our solid waste technologies. The technology developed is promising and the Company intends to pursue commercialization in the future. We believe that the research and development efforts conducted by the Company have yielded results that may produce superior qualities in a wide range of water treatment

Intellectual Properties

The Company has performed extensive research and development on various technologies focused on deriving solutions for liquid and solid waste problems and in creating alternative fuels. The Company’s efforts have been conducted through the work performed by its employees and consultants. The Company has developed the technology for the CAVD Reactor.

Management believes that the Company owns all of the intellectual rights to commercialize and further develop its liquid and solid waste technologies.

The Company engaged outside legal counsel to review the history of the Company’s development of its liquid waste technologies and the contractual arrangements entered into by the Company with respect to such technologies. Legal counsel has advised that it believes that the Company currently possesses all of the intellectual property rights to commercialize its liquid waste technologies and to further develop these technologies in additional applications.

Legal counsel has also reviewed in detail all aspects of the claims and allegations made by a former consultant with respect to the underwater carbon arc technology embodied in the Company’s technologies. Legal counsel also reviewed the Company’s consulting agreements with the former consultant and entities related to this individual.

Based upon its review of these agreements and the relevant law, it is the opinion of outside legal counsel that the former consultant, or entities related to him, neither own nor control any US patents that are relevant to the Company’s technologies, and have no legal standing to assert any claims as to patent infringement or misappropriation of any trade secrets.

The former consultant and an entity affiliated with the former consultant are involved in legal proceedings that were initiated by the Company to resolve issues of ownership.

Management believes that the Company has taken appropriate steps to protect its intellectual property rights. However, the steps taken might not prove sufficient to prevent misappropriation of the Company’s technology rights. Third-party development of similar technologies using different discoveries remain a risk that could limit the

Company’s legal protection. The laws of certain foreign countries might not protect the Company’s services or intellectual property rights to the same extent as do the laws of the United States.

Third parties could claim infringement by the Company with respect to current or future uses. As the number of entrants into the market increases, the possibility of an infringement claim against the Company might increase, and the possibility either exists that the Company could, now or in the future, inadvertently infringe on a third-party’s patent. In addition, because patent applications can take many years to allow, it is possible that the Company could, now or in the future, infringe upon a third-party’s patent application now pending of which the Company is unaware. Any infringement claim, whether meritorious or not, could consume a significant amount of management’s time and attention, could result in costly litigation, cause service delays or require the Company to enter into royalty or licensing agreements which might or might not be available on commercially acceptable terms, if at all. As a result, any claim of infringement against the Company could have a material adverse effect upon our business, financial condition or results of operations.

Research and Development

Research and development costs incurred in 2005 and 2004 aggregated $582,430 and $2,474,949, respectively, and are centered on the aforementioned technologies. The CAVD plant completion in mid 2004 allowed development to switch from the plant process to the products produced by the plant. Extensive tests were done on the physical and chemical properties of the carbon, oil, and gas. Application tests were completed at the customers’ location to assure product acceptance, feasibility, and compliance.

Competition

There are competitors to our solid waste business seeking to develop efficient means of recycling and disposing of various forms of solid and liquid wastes, as well as the production of alternative fuels. The effect of numerous federal and state environmental regulations has been to encourage the originators of the waste, as well as governmental entities and entrepreneurial enterprises, to seek to develop more effective and efficient solutions.

The EPA says two to three billion scrap tires fill 2,800 landfills and stockpiles across the U.S. An additional 250 million scrap tires are generated yearly. Scrap sites are environmental hazards and security threats — they catch fire easily, producing noxious smoke and toxic liquid waste, and they are often breeding grounds for mosquitoes and rodents. When tires are recycled, they are either shredded for highway construction or playground use, burned in kilns, or destroyed through pyrolysis – burned in the absence of oxygen, at high temperature (around 2,200°) and high pressure. This typically destroys or degrades many valuable components (including carbon, which makes up 40% of a tire) and generates air-polluting emissions.

Our proprietary tire processing system is unique, in that it produces usable energy and a broad range of valuable products, including steel, carbon, oil and a high energy gas. Different from our competitors, we burn tires in a vacuum at a third of the typical pyrolysis temperature, preserving tire components and satisfying even the strictest emissions regulations. Our process relies on a proprietary catalyst to convert tires at rapid rates. We believe that these factors position us in our own market niche. We intend to compete through communication, education and demonstration. Our CAVD plant in Mobile, Alabama is being utilized not only for demonstrations, but to also generate by-products that can be sold, sampled and tested to validate our technology.

We have limited resources and will likely need substantial infusions of capital in order to effectively commercialize our technologies. There are no assurances that even if such financial resources can be obtained that our technology will be financially successful.

Employees

As of December 31, 2005, the Company had 273 full-time employees. Management considers its relations with its employees to be satisfactory. None of the employees is represented by a union.

Additional information with respect to EarthFirst’s businesses

EarthFirst’s periodic reports filed with the Securities and Exchange Commission (“the SEC”), which include Form 10-KSB, Form 10-QSB, Form 8-K, and amendments thereto, may be accessed by the public free of charge from the SEC. Electronic copies of these reports can be accessed at the SEC’s web site at http://www.sec.gov. The public may read or obtain copies of these reports from the SEC at the SEC’s Public Reference Room in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Item 2. Description of Property

Our executive offices are located at 2515 E. Hanna Ave., Tampa, Florida. This location is also occupied by EME. This lease obligation was assumed pursuant to EME’s reorganization plan for a period of two years, at which time we have the option to re-evaluate. We lease and rent the real property, building, and all other improvements at this location from Hanna Properties Corp., a related party affiliated with the President of EME. This property consists of 29,680 sq. ft. of office space, 80,320 sq. ft. of warehouse space and 26,992 sq. ft. of garage and workshop space. Monthly rental including sales tax, but excluding real estate taxes and insurances is $52,133.

We own approximately 25 acres of land located at 1603 Grove Avenue, Haines City, Florida. This property houses various office, warehousing and manufacturing buildings.

Investment Policies

The Company does not have any limitations on the amounts that may be invested in any one investment or type of investment. The Company has no holdings in real estate, except as described above, or real estate mortgages and similar securities or publicly traded securities. The Company does not have any investments in persons or companies primarily devoted to such investments, and it is not the policy of the Company to make investments for the purpose of capital gain or passive income. Presently, all available monies fund day-to-day operations.

Item 3. Legal Proceedings

We are involved in litigation with Ruggero Maria Santilli (“Santilli”), The Institute for Basic Research, Inc. (“IBR”), and Hadronic Press, Inc. (“Hadronic”) concerning certain aspects of our liquid waste technologies. The matters contemplated above will be referred to as the “Hadronic Suit.” Hadronic claims to own the intellectual property rights to one or more aspects of our liquid waste technologies.

Management continues to believe that we own all of the intellectual property rights necessary to commercialize and further develop our liquid and solid waste technologies without resorting to a license from any third parties.

During 2004, we attempted to reach agreement with Santilli and his related parties to resolve the differences between the parties. As of this date, the parties are continuing their efforts to resolve their differences.

The litigation described above does not involve the technology we are developing in connection with our efforts for the processing of used automotive tires.

We are also involved in disputes with vendors for various alleged obligations associated with operations that were discontinued in prior years. Several disputes involve deficiency balances associated with lease obligations for equipment acquired by us for our contract manufacturing and BORS Lift operations that were discontinued during calendar 2000. The machinery and equipment associated with many of these obligations has been sold with the proceeds paid to the vendor or the equipment has been returned to the vendor. Several of the equipment leasing entities claim that balances on the leases are still owed.

Included in the balance of accrued expenses and other current liabilities is our estimate of the amount at which the matters contemplated above will ultimately be resolved. Approximately $300,000 of the balance is attributable to the disputed matters contemplated above.

The Company is currently involved in an adversary proceeding pending in the Bankruptcy Court in the Middle District of Florida, Tampa division. The action was filed on December 23, 2003 and is entitled “Electric Machinery Enterprises, Inc. vs. Hunt,

Clark/Construct Two, a Joint Venture, and Orange County (Adversary No. 03-00811)”. In August of 2001, EME was contracted to perform services on the construction project of Phase V of the Orlando Orange County Convention Center. During the project, various disputes arose relative to the work required, and many unforeseen disruptions not caused by EME resulted in a severe delay in the prosecution of the work. EME completed the job, and in doing so incurred substantial costs far in excess of estimated. The dollar amount of the claim is approximately $8,600,000. The entire amount is disputed. EME expects to collect the full amount of this claim plus interest and attorney’s fees. The defendants have asserted various technical contract related defenses. Therefore, EME cannot estimate when the recovery if any is expected, as EME cannot predict whether or not Defendants will appeal any judgment entered in EME’s favor. This amount is not carried as an asset on the balance sheet, and will only be recorded as revenue when the claim is settled.

Other Litigation and Disputes

The Company has other litigation and disputes that arise in the ordinary course of its business. The Company has accrued amounts for which it believes all of its disputes will ultimately be settled.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Part II

Item 5. Market for Common Equity and Related Stockholder Matters

EarthFirst shares trade on The National Association of Securities Dealers (“NASD”) OTC Bulletin Board (the “Bulletin Board”) under the trading symbol “EFTI”. The following table sets forth, for the periods indicated, the range of high and low closing bid quotations as reported by the Bulletin Board for each quarter during the last two fiscal years.

	High	Low
Fiscal Year Ended December 31, 2004
First Quarter	$.16	$.10
Second Quarter	.34	.17
Third Quarter	.24	.11
Fourth Quarter	.17	.12
Fiscal Year Ended December 31, 2005
First Quarter	.27	.16
Second Quarter	.30	.17
Third Quarter	.28	.14
Fourth Quarter	.31	.17

On March 16, 2006, the last reported sales price for EarthFirst shares on the Bulletin Board was $.169 per share. At March 16, 2006, the Company had approximately 464 stockholders of record. The Company estimates that there are approximately 2,500 beneficial owners of its common stock.

The Company has never paid cash dividends on its common stock and it is not expected that any such dividends will be paid in the foreseeable future. The Company currently intends to retain any future earnings for use in the business. The payment of any future dividends on EarthFirst common stock will be determined by the Board of Directors in light of future conditions then existing, including the financial condition of the Company, funding requirements for activities, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board.

Recent Sales of Unregistered Securities

The securities described below were issued by the Company during the period covered by this report and were not registered under the Securities Act of 1933, as amended. Each of the transactions is claimed to be exempt from registration pursuant to Section 4 (2) of the Securities Act as transactions not involving a public offering. All of such securities are deemed to be restricted securities for the purposes of the Securities Act. All certificates representing such issued and outstanding restricted securities have been properly legend, and “stop transfer” instructions have been issued to the transfer agent with respect to such securities. Except as noted, no commissions were paid in connection with any of the issuances.

DEBT CONVERSIONS OF SHAREHOLDER LOANS AND CASH INVESTMENTS

In February 2004, the Company issued 49,175,125 shares of the Company’s common stock in satisfaction of $3,934,010 of the amount owed under the related party promissory notes. In August 2004, the Company issued 10,000,001 shares of the Company’s common stock in satisfaction of $1,400,000 of the amount owed under the related party promissory notes. In February 2005, the Company issued 189,643,210 shares of the Company’s common stock in satisfaction of the balance of amounts owed under the related party promissory notes of $9,204,157.

ISSUANCE OF COMMON SHARES IN WESCO ACQUISITION

On January 30, 2004, the Company entered into an agreement with World Environmental Solutions Company, LLC (“WESCO”) in which the Company exchanged 15 million of its common shares for a 70% interest in a recently formed holding company. The Company already owned the remaining 30% interest in the holding company. Additional information concerning this transaction is included in footnote 15 of the accompanying financial statements and is incorporated by reference.

ISSUANCE OF COMMON SHARES IN EME ACQUISITION

On August 20, 2004 the Company acquired 100% of the outstanding stock of Electric Machinery Enterprises, Inc. (EME) in exchange for the issuance of 40,000,000 shares of the Company’s common stock

LAURUS FINANCING

To obtain funding for general corporate purposes we entered into agreements with Laurus Master Funds, Ltd, a Cayman Islands corporation (“Laurus”), pursuant to which we sold convertible debt, an option and a warrant to purchase our common stock to Laurus in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. The securities sold to Laurus include the following:

•	a secured convertible minimum borrowing note and a secured revolving note with an aggregate principal amount not to exceed $5,000,000;

•	a secured convertible term note with a principal amount of $3,000,000;

•	a common stock purchase warrant to purchase 11,162,790 shares of our common stock, at a purchase price of $0.23 for the first 5,581,395 shares and $0.28 for any additional shares, exercisable for a period of seven years; and

•	an option to purchase 24,570,668 shares of our common stock, at a purchase price equal to $0.01 per share, exercisable for a period of six years

At the closing of the foregoing financing from Laurus, on March 31, 2005, we received $3,000,000 in connection with the convertible term note. In addition, we are permitted to borrow an aggregate principal amount not to exceed $5,000,000, based upon our eligible accounts receivable and inventory, pursuant to the convertible minimum borrowing note and the revolving note. Accordingly at the closing, we received an additional $3,600,000 for an aggregate of $6,600,000 in financing from Laurus at that time. On May 15, 2005, we received an additional $1,400,000 utilizing the full amount extended by the financing. As of December 31. 2005 the principal amount outstanding under the revolving note is $4,000,000 and the principal amount outstanding under the convertible minimum borrowing note is $1,000,000.

The above offerings and sales were exempt under Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors and transfer was restricted by our company in accordance with the requirements of the Securities Act of 1933. In addition to representations by Laurus, we have made independent determinations that Laurus is an accredited or sophisticated investor and that is was capable of analyzing the merits and risks of its investment, and that it understood the speculative nature of their investment.

Furthermore, Laurus was provided with access to our Securities and Exchange Commission filings.

ISSUANCE OF COMMON SHARES AS STOCK BASED COMPENSATION

In August 2005, the Company issued 83,000,000 shares of common stock as stock based compensation to entities affiliated with or controlled by John Stanton, Chairman, CEO and President, for services rendered by him from the inception of his involvement with the Company through the acquisition and reorganization of EME.

Item 6. Management’s Discussion and Analysis or Plan of Operation

The following discussion and analysis provides information which management believes is relevant for an assessment and understanding of the results of operations and financial condition. The discussion should be read in conjunction with the audited consolidated financial statements and notes thereto.

Revenue Reporting for Acquired Entities

The revenue from Electric Machinery Enterprises, Inc., included in the accompanying audited financial statements for the year ended December 31, 2004, reflects only those amounts earned from the date of acquisition (August 20, 2004), and are not representative of an entire year of its operations.

Electrical Contracting – Electric Machinery Enterprises

The Company performs electrical contracting and subcontracting services on commercial and municipal projects primarily in Florida and the Caribbean through its subsidiary Electric Machinery Enterprises, Inc. (“EME”).

EME was profitable in the fourth quarter of 2004, and each quarter of 2005. Accordingly, we are optimistic about the prospects for EME’s future profitability and believe its recent emergence from the jurisdiction of the Bankruptcy Court will enable it to obtain contracts that may previously have not been available.

EME’s revenues are generated through three separate sources: Offshore, Domestic, and Domestic Services.

Offshore work includes electrical contract work performed on commercial properties throughout the Caribbean. The damage caused throughout the Caribbean during the Hurricane Season of 2004 has resulted in a sharp increase in the contracts obtained by EME and we currently have a backlog of approximately $18 million. During 2004, EME entered into a joint venture agreement to operate Peleme, Ltd. to perform electrical contracting work in the Cayman Islands. This joint venture is currently performing work on a sizable contract to repair hurricane damage on one of the major hotels in the Caymans. We anticipate that this joint venture will be able to secure significant additional contract work for the continuing development of the Caymans.

Domestic work includes electrical contract work performed principally in the State of Florida. The Company is attempting to improve profitability in this segment of its business by introducing enhanced technology in the bidding process for these contracts and in monitoring the progress with budgeted amounts as work is performed. The Company is optimistic that these and other enhancements will enable it to be the successful bidder on an increased number of financially attractive contracts.

Domestic services include numerous small projects for electrical contract work on a time and materials basis for commercial projects located in Florida.

During calendar 2005, EME entered the market as an electrical contractor for residential real estate. Initially these services were provided on a small scale to allow the Company to evaluate the economic viability of this market. In response to management’s evaluation of early demand from the custom residential home building market, EME formally established Prime Power Residential, Inc., a wholly owned subsidiary in the electrical contracting business of the Company, which now manages 15 actively engaged residential crews on the job throughout the State of Florida.

Catalytic Activated Vacuum Distillation Process (“CAVD”) Reactors

EarthFirst developed the Catalytic Activated Vacuum Distillation Process Reactor. The CAVD Reactor offers a unique solution to the problem of disposing of harmful solid wastes in and environmentally friendly manner and allows raw materials from the wastes to be recycled and reused.

We believe that the CAVD Reactor can be designed to process a number of harmful solid waste products. We anticipate that governmental and nongovernmental entities who are faced with the problem of disposing of various types of solid waste products through conventional means will conclude that the CAVD Reactors can provide a superior, safe and effective means of eliminating these materials.

Initially, we are focusing on the processing of rubber tires. However, other uses are also being pursued. Such uses include the recycling of carpet materials, the destruction of animal waste and remains, transuranic wastes (e.g. gloves, overalls, tools, etc. that have been exposed to low levels of radiation), and medical wastes.

In general, the Company processes used tires by having shredded tires added to a low pressure, heated, catalytically driven process in the CAVD Reactor. The tires are converted to a high quality carbon and a light hydrocarbon mix that can be used as a fuel. Scrap steel and gases that can be used as a fuel are also recovered.

Traditionally, tires have been disposed of in landfills, placed in stockpile areas, or recycled using low-level technologies to produce products such as tire-derived fuel and mulch. Stockpiles of discarded tires are particularly vulnerable to catching fire. Fires at tire dumps are extremely difficult to extinguish and may take years to burn themselves out. Such fires can release significant amounts of pollution into the atmosphere.

The owners of these dumping areas have long sought a cost-effective means of disposing of the unwanted tires. We believe the CAVD Reactor provides a solution for the environmentally safe and efficient problem of the disposal of used tires.

The Company’s first CAVD Reactor was constructed at a facility in Mobile, Alabama and processes shredded tires.

During processing in the CAVD Reactor, carbon, scrap steel, gas and oil are recovered and are available for resale. The processing of a 20-pound tire yields approximately 5.5 to 8.5 pounds of carbon, 1.2 to 2 gallons of fuel oil, 12 to 16 cubic feet of gas, and .36 pounds of scrap steel. The amounts recovered depend upon the type of tire and the length of time in the reactor.

The financial viability of the CAVD Reactor for use in processing used tires is dependant upon the successful sale of the by-products recovered.. We believe that the carbon and oil by-products represent the greatest value of this process. With current oil pricing reaching levels as high as $64 per barrel, the attractiveness of the CAVD technology has grown beyond the prior emphasis on carbon. It is expected that the steel recovered from the process will be sold for scrap and the oil recovered can be used as an industrial oil or other fuel. Optimal operation of the CAVD Reactor may include the use of a generator with the reactor which can utilize the gas produced from the processing to produce electricity that can be both used by the operator of the reactor and additional electricity sold to the electrical grid.

Testing of the carbon recovered from our CAVD Reactor has led us to believe that the carbon has certain unique qualities that will prove valuable in the development of high-performance polymers in various industrial uses. Researchers concluded that due to the unique formation method through the CAVD Reactor, the carbon can be used as is or economically modified to produce a functionalized polymer that can replace petroleum based chemical polyurethanes with a less expensive recycled product made from reclaimed tires. Work is being conducted to improve the carbons’ performance by adding reactive compounds that improve the product’s ability to bond with the urethane matrix.

As with most new products, it is time consuming for the end users of the carbon to satisfy themselves as to the advantages of this product over the products that they are currently using. To hasten the acceptance of our carbon in the marketplace, the Company is working with several potential end users who are conducting substantive testing of the carbon for use in their operations. The Company is currently working with carpet manufacturers, producers of asphalt and shingles, with third parties in automotive applications, and with producers of other products to prove the advantages of the carbon produced by the CAVD Reactor as a polymer with their products.

The carbon recovered through the CAVD Reactor is rapidly gaining acceptance with potential end users as a polymer. We believe that the carbon has unique qualities that may ultimately enable its acceptance as a substitute for certain high-end polymers currently being used in addition to use in the more traditional roles currently being explored.

Provisional Patent Application US60/681,701 filed on May 17, 2005 describes the CAVD technology as a unique process for producing carbon and other products, and also contains several claims for novel components in the system. The technology is the cumulative result of six years of research and development.

Three new provisional patents are being filed based on the Company’s recycled carbon being placed into plastic and rubber as an additive and as a replacement for the current petrochemical products used.

The Company has several letters of intent with unrelated entities to license the technology for CAVD Reactors. Based upon our experiences thus far, we expect that there is considerable interest in the CAVD Reactor from potential users. We believe that delays in the creation of definitive agreements with the end users of the CAVD Reactors have centered around the evaluation of the financial viability of the alternative uses of the carbon product recovered from the process. In addition to the efforts described above, the Company is also seeking to work with one or more nationally recognized scientific and technology enterprises to further commercialize the technology for the CAVD Reactor for additional uses. It is expected that such an arrangement could allow our technology to gain immediate credibility in the marketplace with both a variety of potential end users of the CAVD Reactors as well as the end users of carbon products recovered in the process. It is envisioned that joint efforts would include work on adapting the CAVD Reactors to process other solid waste streams such as municipal solid wastes, animal remains, and certain types of industrial waste products.

Liquid Waste Technologies

The Company is continuing to attempt to identify and implement commercially viable applications of its plasma arc converter technologies embodied in the BigSpark™ converter. The Company’s BigSpark™ plasma based technology splits apart the complex molecular bonds of water and hydrocarbon wastes to produce the clean burning, hydrogen-based fuel. BigSpark™ compares favorably with conventional combustion technologies used in the disposal of liquid wastes in several significant areas. First, the waste is subjected to higher temperatures for longer periods of time (7,000 degree temperature of the plasma arc; and materials spend minutes, not seconds, in the reaction zone). Second, BigSpark™ has a second stage combustion in a very high temperature oxygen flame. Third, BigSpark™ converters are compact and can be moved to the source of contaminated waste.

One application of the plasma arc technology that the Company has been investigating involves the destruction of Poly-Chlorinated Biphenyls, commonly referred to as “PCBs”. PCBs have many stable qualities that led to its use in various industrial applications before it was learned that long-term exposure to PCBs may increase the risk of cancer in humans.

Preliminary tests have indicated that passing PCB laden liquids through a plasma arc similar to that found in the BigSpark™ converters results in the destruction of the PCB molecules. While the results of such tests are encouraging, in order to be commercially successful, the technology will need to be adapted to destroy PCBs in surroundings where such elements are commonly found and on a sufficient scale to economically address the problems faced in PCB disposal.

The Company is also considering commercial adaptations for the plasma arc converters to develop solutions to issues involving the disposal and / or remediation of other liquid wastes including waste oils and antifreeze.

Carbon Technologies

The Company’s efforts in commercializing the technologies it has developed for carbon products have been slowed due to the current emphasis on our solid waste technologies. The technology developed is promising and the Company intends to pursue commercialization in the future. We believe that the research and development efforts conducted by the Company have yielded results that may produce superior qualities in a wide range of water treatment applications.

Prime Power of Tampa, Inc.

EME, a wholly owned subsidiary of EarthFirst, and Triad Companies have consummated the formation of Prime Power of Tampa, Inc. (“Prime”), a strategic alliance created by the companies to jointly pursue major utility projects, large offshore projects, and/or major design/build opportunities. Through this strategic alliance, Prime has the unique ability to address large electrical contracting projects from design through build to maintenance and support, offering a fully integrated contracting solution. Management believes that the combination of the strengths of these two companies will create a competitive advantage when pursuing work on large projects.

EarthFirst Americas, Incorporated

Through the vast network of business relationships maintained by the Company, management has determined an opportunity relative to the utilization of its CAVD technology in the harvesting and production of African Palm Oil. To facilitate the pursuit of this endeavor, the Company has formed a new wholly owned subsidiary corporation name EarthFirst Americas Incorporated. Its purpose will be the development of the market opportunities available associated with palm oil.

Palm oil is an edible oil made from the fruit of the African oil palm, which grows only in regions within 15 degrees from the equator, where annual rainfall is high. Palm oil, the world’s second largest oilseed crop, is less expensive than soybean or canola oil, principally because the African palm is incredibly productive.

The principal palm oil producers are Malaysia and Indonesia, with significant production in Central Africa, Central and South America. The largest palm oil consumers are India, China, and the European Union. Although concerns over saturated fat content have limited sales in the United States in the past, palm oil use is now growing in the U.S. because the oil is free of “trans” fats and cholesterol.

Preliminary analysis demonstrates that palm fruit treated by the CAVD process may result in a higher yield palm oil with significant and productive by-products. If proven applicable to produce palm oil, the CAVD reactor could become a significant American made import to all palm oil producing nations.

FISCAL 2005 COMPARED TO FISCAL 2004

Revenue for the year ended December 31, 2005 increased by $29,476,619, as the revenues for the year ended December 31, 2004 only reflected revenues from Electric Machinery Enterprises, Inc. from its acquisition date on August 20, 2004.

Cost of Sales for the year ended December 31, 2005 increased by $23,224,788 when compared to 2004, as the cost of sales for the year ended December 31, 2004 only reflected costs from Electric Machinery Enterprises, Inc. from its acquisition date on August 20, 2004.

Selling, general and administrative expenses for the year ended December 31, 2005 increased to $7,654,036 from $2,992,773 for the year ended December 31, 2004, an increase of approximately 155%. This increase was due primarily to a full year of operations for EME and WESCO, the creation of new subsidiaries, as well as a general increase in the level of activities undertaken by the Company during 2005.

Related party stock based compensation for the year ended December 31, 2005 in the amount of $18,260,000 was a one time transaction representative of compensation for the services of John Stanton, Chairman of the Board, Chief Executive Officer and President.

Direct research and development expenses for the year ended December 31, 2005 decreased to $582,430 from $2,474,949 for the year ended December 31, 2004, a decrease of approximately 76%. This decrease was due primarily to the “in progress research and development” purchased with the acquisition of WESCO in the amount of $1,800,000 in 2004 as well as a decrease in the the level of activities undertaken by the Company during 2005 due to the maturity of the CAVD technologies.

Gain on debt restructure increased to $4,163,740 for the year ended December 31, 2005 from $1,298,068 for the year ended December 31, 2004. These gains are a result of the Plan of Reorganization of Electric Machinery Enterprises, Inc., which was approved by the Bankruptcy Court during the fourth quarter of 2004. Most of the debt restructure took place in 2005.

Miscellaneous income for the year ended December 31, 2005 and 2004, in the amounts of $397,071 and $325,961 respectively represent non operational sources of income.

Interest expense for the year ended December 31, 2005 increased to $2,760,202 from $466,215 for the year ending December 31, 2004, an increase of approximately 492%. This increase was due to the higher balances of debt related to the Company’s borrowings from the Laurus fund and the amortization of debt discount accounted for as interest expense as compared to the revolving line of credit loans from a related party.

Reorganization item, professional fees related to bankruptcy and pursuit of claims expense for the years ended December 31, 2005 and 2004, in the amounts of $1,919,288 and $1,202,829 represent non-recurring expenses associated with the preparation, presentation and implementation of the Plan of Reorganization incurred from the date of acquisition of Electric Machinery Enterprises, Inc., and the pursuit of claims.

Majority interest income for the year ended December 31, 2005, in the amount of $377 represents the net effect of the income/expense interests of the Joint Venture Partners in the variable interest entities the Company has with Peleme, Ltd., and Prime Power of Tampa, Inc. The joint venture partner interests in the net profits of each of these companies are; 30% in Peleme, Ltd., and 49% in Prime Power of Tampa, Inc. For the year ended December 31, 2004, the majority interest expense in the amount of $430,230 represents the expense associated with the 30% interest in profits of the joint venture partner in Peleme, Ltd. incurred from the date of acquisition of Electric Machinery Enterprises, Inc.

Income (loss) from discontinued operations represents the loss on disposal of EMEGC in 2005 and income from operations in 2004 from its acquisition date on August 20, 2004

Net loss increased by $15,418,111 to $17,685,100 for the year ended December 31, 2005 from $2,266,989 for the year ended December 31, 2004. This increased net loss resulted primarily from the previously discussed items, specifically the related party stock based compensation.

FISCAL 2004 COMPARED TO FISCAL 2003

Revenue for the year ended December 31, 2004 increased by $12,266,701, as there were no revenues for the year ended December 31, 2003. This increase is due almost exclusively to the acquisition of Electric Machinery Enterprises, Inc. on August 20, 2004.

Cost of Sales for the year ended December 31, 2004 increased by $8,858,707, as there were no cost of sales for the year ended December 31, 2003. This increase is due almost exclusively to the acquisition of Electric Machinery Enterprises, Inc. on August 20, 2004.

Selling, general and administrative expenses for the year ended December 31, 2004 increased to $2,992,773 from $651,948 for the year ended December 31, 2003, an increase of approximately 359%. This increase was due primarily to the acquisitions of EME and WESCO, as well as an increase in the level of activities undertaken by the Company during 2004.

Direct research and development expenses for the year ended December 31, 2004 increased to $2,474,949 from $345,057 for the year ended December 31, 2003, an increase of approximately 617%. This increase was due primarily to the “in progress research and development” purchased with the acquisition of WESCO in the amount of $1,800,000, as well as an increase in the the level of activities undertaken by the Company during 2004.

Settlement expense of $280,000 for 2003 results from preliminary settlements initiated in the third quarter of 2003. This amount pertains to litigation with Ruggero Santilli and his related parties pertaining to differences surrounding certain of the Company’s technologies. During 2003, the Company has attempted to resolve these differences, and has included this amount in accrued expenses for 2003 based on amounts estimated to ultimately settle the matter. There were no such settlements in the corresponding periods in 2004.

Gain on debt restructure during the year ended December 31, 2004 in the amount of $1,298,068 was a result of the Plan of Reorganization of Electric Machinery Enterprises, Inc., which was approved by the Bankruptcy Court during the fourth quarter of 2004. During the quarter ended March 31, 2003, the Company realized a gain on cancellation of debt in the amount of $155,000 attributable to the settlement of invoices incurred primarily during calendar 2000, and an additional amount of $40,000 during the quarter ended September 30, 2003.

Miscellaneous income for the year ended December 31, 2004 in the amount of $325,961 represents non operational sources of income. These revenues pertain to activities within the acquired entity of Electric Machinery Enterprises, Inc. There were no miscellaneous incomes during the year ended December 31, 2003.

Interest expense for the year ended December 31, 2004 increased to $466,215 from $373,607 for the year ending December 31, 2003, an increase of approximately 25%. This increase was due the higher balances related to the Company’s borrowings pursuant to the revolving line of credit loans from a related party.

Reorganization item, professional fees related to bankruptcy and pursuit of claims expense for the year ended December 31, 2004, in the amount of $1,202,829 represent non-recurring expenses associated with the preparation, presentation and implementation of the Plan of Reorganization incurred from the date of acquisition of Electric Machinery Enterprises, Inc. There were no expenses of this nature during the year ended December 31, 2003.

Minority interest expense for the year ended December 31, 2004, in the amount of $430,230 represents the expense associated with the 30% interest in profits of the joint venture partner in Peleme, Ltd. incurred from the date of acquisition of Electric Machinery Enterprises, Inc. There were no expenses of this nature during the year ended December 31, 2003.

As a result of favorable events in the progress of the sales and use tax examination, the Company recorded a gain from discontinued operations during fiscal 2003 in the amount of $19,418 since the activities to which these amounts related were discontinued in prior years.

Net loss increased by $830,795 to $2,266,989 for the year ended December 31, 2004 from $1,436,194 for the year ended December 31, 2003. This increased net loss resulted primarily from the previously discussed items, specifically the purchase of in progress research and development expenses associated with the acquisition of WESCO, and the reorganization related expenses related to the Plan of Reorganization associated with the acquisition of Electric Machinery Enterprises, Inc.

LIQUIDITY AND CAPITAL RESOURCES

The Company experienced net losses since its inception and, as such, experienced negative operating cash flows through most of 2004. The Company has historically funded these negative operating cash flows with proceeds from sales of common and preferred stock, as well as notes and convertible debentures payable.

In December 2000 and again in January 2003, the Company entered into multiple revolving line of credit promissory notes with entities related to John Stanton, the Company’s Chairman of the Board, secured by all of the assets of the Company. Each revolving note was a demand loan, which meant that the lender could demand full repayment of the loan at any time. The promissory notes related to each revolving line of credit merely provided for a loan up to a stated amount. There was no obligation on the part of the related party to make any loans pursuant to these agreements if the loan balance was less than the stated amount. There was no obligation on the part of the related parties to make any additional loans.

Historically, the related party lender has periodically agreed to convert portions of the loan balances into shares of the Company’s common stock. During 2004, the related party converted $5,334,010 of these notes into shares of the Company’s common stock.

As of December 31, 2004, the Company owed $6,672,519 pursuant to these agreements. Subsequent to December 31, 2004, additional loans were made under these notes to help secure the outcome of the reorganization of EME. On February 23, 2005 the full balance of notes payable to related parties was converted into 189,643,210 shares of the Company’s common stock.

Since the acquisition of EME in August of 2004, the Company is no longer experiencing negative operating cash flows. The Company generated a net income for the year ended December 31, 2005 of $2,884,336, exclusive of non cash related party stock based compensation of $18,260,000. Working capital as of December 31, 2005 was approximately $6.4 million and stockholders equity was approximately $26.2 million.

On March 30, 2005, the Company closed an agreement with Laurus Master Funds, Ltd. on a senior credit facility aggregating up to $8 million, all of which was borrowed as of December 31, 2005. This transaction allowed the Company to take advantage of discounts relative to the settlement of the secured debt in EME’s bankruptcy, as well as provide working capital

Electrical contracting through EME provides a strong revenue stream for funding future growth in all phases of the business. EME has been in business for over 75 years and has historically been profitable. The EarthFirst management team coupled with the years of experience embedded in the operations of EME provides potential for a solid consistent company. Profitability is being improved by the introduction of enhanced technology in the bidding process as well as a timelier monitoring of job progress as work is performed. More efficient data gathering and processing are providing better information through improved internal reporting models, affording management better information for decision making.

EME has also entered the residential marketplace as an electrical contractor. It is anticipated that EME may have certain competitive advantages that may allow it to successfully operate profitably in this market. EME is a large contractor and has an established presence in the State of Florida. According to statistical information published by the Rand Corporation on the internet at www.fl.rand.org/cgi-bin/monthly.cgi, residential single unit construction permits averaged over 14,000 per month during 2004. Management believes that large home builders that develop residential properties throughout the state would prefer to have a single electrical contracting company to provide services to all of their developments rather than having to contract individually in each locality. These services are currently being offered on a small scale to prove the economic viability of this endeavor.

The hurricane seasons of 2004 and 2005, as unfortunate as they were, are providing a large expanse of work opportunity in the Caribbean islands. EME has a long history of providing services in these geographical areas, and management believes this will be a very strong segment of the Company’s business for several years.

The Company is also evaluating potential target acquisitions with strong synergies in the electrical contracting business. Management wants to bring a higher level of service to customers to not only solidify relationships, but to create a win win scenario of better service at better prices. This will be accomplished through the Company’s ability to assist with the design of the construction projects, rather than just the installation.

On May 10, 2005, in response to the signing of a memorandum of understanding, the Company, in conjunction with Triad Companies, a New Jersey based, multi-discipline firm specializing in electrical and mechanical systems for petrochemical, industrial, commercial and government agencies, formed Prime Power of Tampa, Inc., a Florida corporation. The equity of this new company is owned 51% EME and 49% Triad. This company will focus on selected power engineering and construction projects, including large utility projects, large offshore projects and owner-directed design/build opportunities.

These strategies will afford stability to the electrical contracting business that is anticipated to help to expand the efforts in the commercialization of the solid and liquid waste technologies. By virtue of this alliance we will be entering into the engineering and design phases of the development of various large projects, many of which will be offshore in places that are still being developed. These projects, many of which are being driven by substantial clients including regional governments, will require solutions for power generation, fuel supply and waste disposal. Our CAVD technology can supply many of these solutions both through waste disposal and by-products that can be used for fuel. Several licenses were sold and letters of intent signed during 2004 and 2005, setting the stage for the CAVD technology during 2006.

During the twelve months ended December 31, 2004, the Company received $100,000 from PEPER Holdings, LLC (PEPER), for a License Contract providing PEPER to secure the exclusive territory of Ciudad Juarez, Chihuahua, Mexico for 18 months, and the city of Guadalajara, Jalisco, Mexico for 6 months. During this period, PEPER intends to initiate construction of Catalytic Activated Vacuum Distillation (CAVD) plants that process rubber tire chips into usable energy products. The period of the exclusivity allows for environmental, political, and financial details to be finalized by PEPER. PEPER will purchase the plants from EFTI and own the plants. EFTI will receive a 15% royalty based on gross profit and a technical support contract for continuing services during the life of the plant. The plants will be built by Harmony, LLC, a Turner Industries company that built the operating plant in Mobile, Alabama.

Based upon extensive work with significant companies in the carpet industry, EFTI is confident that the carpet industry will be a large market for the carbon by-product of the CAVD process.

Our technology is gaining acceptance in areas where the sale of the carbon is becoming less important and the benefit of destroying and / or converting the waste streams into usable by-products without contaminating the environment, is becoming more important.

On March 28, 2006, the Company announced the approval in principle by the Board of Directors of a merger with Cast-Crete Corporation, a private company affiliated with John Stanton, the Company’s Chairman of the Board, Chief Executive Officer and President. The closing of this transaction is subject to due diligence by both Cast-Crete and the Company and a fairness opinion on behalf of EarthFirst. The parties hope to effectuate a merger late in the second quarter of 2006.

INCOME TAXES

The Company has a net operating loss carry forward for federal income tax purposes of approximately $38,000,000 that is available to offset federal taxable income through fiscal 2024. A 100% valuation allowance has been provided on deferred tax assets resulting from the net operating loss carry forwards discussed above.

EFFECTS OF INFLATION

Management does not believe that inflation has had a significant impact on the financial position or results of operations of the Company since its inception.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We evaluate our estimates and judgments on an on-going basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate and different assumptions or estimates about the future could change our reported results. We believe the following accounting policies are the most critical to us, in that they are important to the portrayal of our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our financial statements:

Revenue Recognition: Revenues from solid waste transactions recognized during the year ended December 31, 2004 are the result of contracted monthly minimum draws against sales commissions on the products of a polymer manufacturing company, and the receipt of license fees granting the exclusive option to purchase total rights to the CAVD technology for use in certain geographical areas. License revenue is recognized upon receipt as there are no future obligations associated with such revenue.

The Company uses the percentage-of-completion method of accounting for contract revenue from electrical contracts where percentage of completion is computed on the cost to total cost method. Under this method, contract revenue is recorded based upon the percentage of total contract costs incurred to date to total estimated contract costs, after giving effect to the most recent estimates of costs to complete. Revisions in costs and revenue estimates are reflected in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined without regard to the percentage-of-completion. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that these estimates used will change within the near term.

Employee Stock-Based Compensation: The Company accounts for compensation costs associated with stock options issued to employees under the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”) whereby compensation is recognized to the extent the market price of the underlying stock at the date of grant exceeds the exercise price of the option granted. Stock-based compensation to non-employees is accounted for using the fair-value based method prescribed by Financial Accounting Standard No. 123 (“FAS 123”). The fair-value based method requires management to make estimates regarding the expected life of the options and warrants and the expected volatility in the Company’s stock price during the estimated life of the option/warrant.

Impairment of Goodwill and Long-Lived Assets: In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), and Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), the Company reviews its non-amortizable (indefinite lived) long-lived assets, including intangible assets and goodwill for impairment annually, or sooner whenever events or changes in circumstances indicate the carrying amounts of such assets may not be recoverable. Other depreciable or amortizable (finite lived) assets are reviewed when indications of impairment exist. Upon such an occurrence, recoverability of these assets is determined as follows. For long-lived assets that are held for use, the Company compares the forecasted undiscounted net cash flows to the carrying amount. If the longlived asset is determined to be unable to recover the carrying amount, then it is written down to fair value. For long-lived assets held for sale, assets are written down to fair value. Fair value is determined based on discounted cash flows, appraised values or management’s estimates, depending upon the nature or the assets. Intangibles with indefinite lives are tested by comparing their carrying amounts to fair value. Impairment of goodwill is tested using a two step method. The first step is to compare the fair value of the reporting unit to its book value, including goodwill. If the fair value of the unit is less than its book value, the Company than determines the implied fair value of goodwill by deducting the fair value of the reporting unit’s net assets, exclusive of goodwill, from the fair value of the reporting unit to determine the implied value of goodwill. If the book value of goodwill is greater than its implied fair value, the Company writes down goodwill to its implied fair value. The Company’s goodwill relates to the acquisition of Electric Machinery Enterprises, Inc.

Derivative Financial:

The Company generally does not use derivative financial instruments to hedge exposures to cash-flow risks or market-risks that may affect the fair values of its financial instruments. However, certain other financial instruments, such as warrants and embedded conversion features that are indexed to the Company’s common stock, are classified as liabilities when either (a) the holder possesses rights to net-cash settlement or (b) physical or net-share settlement is not within the control of the Company. In such instances, net-cash settlement is assumed for financial accounting and reporting, even when the terms of the underlying contracts do not provide for net-cash settlement. Such financial instruments are initially recorded at fair value and subsequently adjusted to fair value at the close of each reporting period.

The caption Derivative Financial Instruments consists of (i) the fair values associated with derivative features embedded in the Laurus Convertible Secured Term Notes and (ii) the fair values of the detachable warrants and options that were issued in connection with those financing arrangements.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued Statement No. 123R, Accounting for Share Based Payments. Statement 123R establishes revised accounting standards for employee-stock based compensation measurement that requires employee stock-based compensation be measured at the fair value of the award, replacing the intrinsic approach currently available to companies under Statement 123. Compensation cost continues to be recognized over the period during which the employee is required to provide service. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after December 15, 2005. The Company accounts for options issued to employees using the intrinsic approach. Implementation of this new standard is currently expected to result in increases in future compensation expense. However, such effect is not currently estimable.

In March 2005, the FASB issued interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company is currently evaluation the effect that the adoption of FIN 47 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction (“SFAS 154”), which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No 3, “Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition, but does not expect it to have a material impact.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

Our disclosure and analysis in this 2005 Form 10-KSB contain some forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 (“the Act”), that set forth anticipated results based on management’s plans and assumption. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statement. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will,” and similar expressions in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals or acceptance, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies, such as legal proceedings, and financial results. These statements are not guarantees of future performance and the Company has no specific intention to update these statements.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements and to vary significantly from reporting period to reporting period. Actual results may materially differ from those projected in the forward – looking statements as a result of certain risks and uncertainties set forth in this report including, but not limited to the viability of the solid waste technologies in reclaiming the raw materials from used automotive tires in an environmentally acceptable manner, the ability to develop markets for the by products reclaimed in this process, environmental remediation and alternative fuel markets for the Company’s plasma arc technology as well as the proprietary rights to the Company’s intellectual property and the Company’s ability to obtain additional financing to continue operations. Although management believes that the assumptions made and expectations reflected in the forward – looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be different from the expectations expressed in this report. You should understand that it is not possible to predict or identify all factors affecting risk. Consequently, you should not consider the risks and assumptions identified in this report to be a complete discussion of all potential risks or uncertainties affecting the Company.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTURAL OBLIGATIONS

The following chart summarizes our contractual payment obligations as of December 31, 2004. The long-term and short-term debts are reflected as liabilities on our balance sheet as of December 31, 2004. Operating leases and real property rentals are accrued and paid on a monthly basis.

The Company conducts its operations in a facility leased from a related corporation owned by stockholders of EarthFirst Technologies, Incorporated. This lease was assumed through the acquisition of EME for a period of two years.

	Payments Due By Period
	Less than One Year	One to Two Years	Three to Five Years	After Five Years	Total
Long-term debt	5,254,401	1,500,000	—	—	6,754,401
Operating leases	234,501	439,567	140,474	—	814,542
Facilities rental	627,063	627,063	—	—	1,254,126

	6,115,965	2,566,630	140,474	—	8,823,069

ITEM 7. FINANCIAL STATEMENTS

The consolidated 2005 financial statements for the Company, including the notes thereto, together with the report thereon of Aidman, Piser & Company, P.A. is presented beginning at page F-1.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting and financial disclosure issues with respect to any financial statements for the Company for 2005 or 2004. Aidman, Piser & Company, P.A. has served as the independent public accountants for the Company for the 2005 and 2004 audited financial statements.

ITEM 8A. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, within the 90 days prior to the filing date of this report, the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer / Chief Financial Officer, who concluded that the Company’s disclosure controls and procedures are effective. There have been no significant changes in the Company’s internal control or in other factors, which could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Subsequent to the issuance of its 2005 financial statements on Form 10KSB, the Company determined that it had not properly classified the results of its 2005 discontinued operation in its comparative 2004 financial statements.

On January 1, 2005, the Company sold its subsidiary, EMEGC, as reported in Note 6. In accordance with SFAS 144, the prior period 2004 amounts relating to the operations and cash flows of the disposed unit are to be presented as discontinued operations for all periods presented, rather than be included in income from operations. This is an adjusted presentation of the prior periods audited amounts. The net income (loss) is not affected by this revised presentation.

The Company does not believe that the restatements warrant a conclusion that there existed a material weakness in the Company’s internal controls over financial reporting, and therefore does not impact the CEO and the CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures as of December 31, 2005.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

The executive officers, directors and other significant employees of the Company, and their ages and positions, are as follows:

Name of Individual	Age	Position
John D. Stanton	57	Chairman of the Board, President and Chief Executive Officer
Jaime Jurado	71	Vice Chairman
Leon Toups	67	Director
Nicholas R. Tomassetti	70	Director
Dr. David E. Crow	61	Director
Barry Markowitz	64	Director
Frank W. Barker, Jr.	50	Chief Financial Officer

The following is a brief description of the professional experience and background of the directors and officers.

John D. Stanton assumed the role of Chairman of the Board of Directors, President and Chief Executive Officer on May 15, 2000 in connection with the acquisition of SAC-1. On July 30, 2001, Mr. Stanton brought in James V. Mahoney to assume the role of President and Chief Executive Officer but resumed these roles upon Mr. Mahoney’s resignation in August 2002 until the appointment of Leon H. Toups as President on October 9, 2003. From 1987 through the present, Mr. Stanton has served as the President and Chief Executive Officer of Florida Engineered Construction Products, Corporation. Since the early 1990’s, Mr. Stanton has been, and continues to be, involved in turn-around management for financially distressed companies, providing both management guidance and financing. In 1981, Mr. Stanton assumed the role of Chief

Financial Officer for Florida Engineered Construction Products, Corporation, a privately held manufacturer of residential and commercial construction products, located in Tampa, Florida. Mr. Stanton worked as an auditor with the international professional services firm that is now known as Ernst & Young, LLP from 1973 through 1981. Mr. Stanton, a Vietnam veteran of the United States Army, graduated from the University of South Florida with a Bachelors Degree in Marketing and Accounting in 1972, and with an MBA in 1973. Mr. Stanton earned the designation of Certified Public Accountant in 1974 and was a Sells Award winner in the CPA examination. Mr. Stanton also serves on the Board of Directors of MTS Medication Technologies, Inc. (MPP), Online Sales Strategies, Inc. (OSSG), Hybrid Fuel Systems, Inc. (HYFS), PowerCerv Corporation (PCRV), and Nanobac Pharmaceuticals, Inc. (NNBP).

Jaime Jurado joined the Board of Directors with the acquisition of EME. Mr. Jurado began working with EME in 1957 after serving as an electronics specialist in the United States Army. Mr. Jurado became president of EME in 1977 and has served in that capacity ever since. Through Mr. Jurado’s leadership, EME grew from $1,000,000 in annual sales to more than $90,000,000 in 1998, and has helped to establish a niche in the Caribbean, Central and South American Markets.

Leon H Toups was a co-founder of the Company in 1997 and served as Chairman, President and CEO until 2000. The company was subsequently sold and Mr. Toups served as Executive VP for Research and Development and as an advisor to the Chairman through the end of 2001. On October 9, 2003, Mr. Toups accepted the position of President. From 1980 to present, Mr. Toups has served as President and Chairman of an operational consulting firm working with entrepreneurial enterprises. Prior thereto, from 1973 to 1980, Mr. Toups was employed by Chromalloy American Corporation, where he served in several capacities, first as President of Chromalloy Natural Resources Company, a diversified oil and gas division, and then as President, COO, as well as Board Member and as a member of the Executive Committee of Chromalloy American.. Chromalloy was an international conglomerate with over a billion dollars in sales in the industry segments of oil and gas, textile/apparel, consumer products, metal coating, transport-marine and farm and industrial equipment. Chromalloy employed approximately 35,000 people worldwide and traded on the New York Stock Exchange. Mr. Toups’ other past associations include Boeing Corporation from 1970 through 1973.\, NASA from 1965 through 1970 and the US Air Force from 1962 through 1964. Mr Toups holds the following degrees: BS Mechanical Engineering, Georgia Tech; MS Mechanical Engineering, Georgia Tech; MS Aerospace Engineering, University of Florida; and an EAA from MIT which he attended on a NASA Hugh Dryden Fellowship.

Nicholas R. Tomassetti joined the Board of Directors effective August 1, 2001. Mr. Tomassetti has served as the President and Chief Operating Officer of Airbus Industries of North America, Inc. Mr. Tomassetti’s former business associations include serving as Vice President and General Manager of Twin-Jet Business Development for McDonnell Douglas Corporation and Vice President of Pratt & Whitney’s Commercial Engine Business Organization. Mr. Tomassetti served with Pratt & Whitney for over 30 years during which time he held various positions including Vice President, Commercial

Engine Organization and Vice President Sales and Service, Commercial Products Division. In 1987, Mr. Tomassetti was tapped to serve as President for the International Aero Engines, a five nation consortium formed to develop and market the LAE V2500 aircraft engine. Mr. Tomassetti earned a degree in Engineering from the General Motors Institute and a Master’s Degree in Engineering from MIT. Mr. Tomassetti also serves on the Board of Directors of Pinnacle Airlines Corp. (PNCL)

Dr. David E.. Crow first joined the Company through an appointment to our Technical Advisory Board in 2002 after he left his position as Senior Vice President – Engineering for UTC-Pratt & Whitney. Dr. Crow was responsible for all technical aspects of commercial and military gas turbine and rocket products. Dr. Crow spent some time working at G.M. Research improving automotive gas turbine combustors to meet stricter emission standards. Much of his career has been devoted to improving advanced combustion technology with special emphasis on the fluid dynamic characteristics of gases under pressure and at higher temperatures. His work has lead to a number of patents and special honorary recognitions. Dr. Crow earned a Bachelors Degree in Mechanical Engineering form the University of Missouri-Rolla, a Masters Degree from Rensselaer Polytechnic Institute, and his PhD Degree from the University of Missouri-Rolla.

Barry G. Markowitz was appointed to the Board of Directors on October 3, 2005. Mr. Markowitz founded DTE Energy Services in 1994 and served as its President from 1994 through 2004, and expanded it to include diversified energy investments (40 projects/facilities) in power generation, on-site energy, and coal-based fuels processing. The company developed, acquired, built, owned and operated businesses generating over $1 billion in annual revenue and $200 million in net income after taxes. After leaving DTE Energy Services in 2004, Mr. Markowitz worked as an independent consultant. Mr. Markowitz was awarded a Bachelor of Civil Engineering and Master of Business Administration by City College of New York

Frank W. Barker, Jr. is a Certified Public Accountant licensed to practice in the State of Florida, and has been in practice since 1978. He was co-founder of the accounting firm of Peel, Barker, Schatzel & Wells, PA in 1979, and went on to form the consulting firm of Frank W. Barker, Jr., CPA in 1993. Mr. Barker has been providing assistance to us as an independent consultant since May of 2000. From 1993 until the present Mr. Barker has also been providing services as an independent consultant to various other entities in connection with their design and implementation of reorganization strategies. Mr. Barker received a B.A. in Accounting and Finance from the University of South Florida, Tampa, Florida in 1978

AUDIT COMMITTEE

The Company’s Board of Directors currently does not have an Audit Committee.

COMPLIANCE WITH SECTION 16 (a) OF THE EXCHANGE ACT

Section 16 (a) of the Securities Exchange Act of 1934 requires the Company’s officers, directors and persons who own more than ten percent of the Company’s Common Stock, to file reports of ownership and reports of changes in ownership of common stock. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16 (a) forms they file.

Specific due dates for such reports have been established by the Commission and the Company is required to disclose any failure to file reports by such dates. The Company believes that during the fiscal year ended December 31, 2005, its officers, directors and greater than ten percent stockholders have failed to comply with applicable Section 16(a) filing requirements.

ITEM 10. EXECUTIVE COMPENSATION

The following table sets forth information for each of the fiscal years ended December 31 concerning the compensation paid and awarded to our President and Chief Executive Officer. There were no other executive officers or key employees whose total annual salary and bonus exceeded $100,000 for these periods who remain with the Company.

	Annual Compensation			Long-term Compensation Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Restricted Stock Award	Securities Underlying Options	LTIP Payouts	All Other Comp
John D. Stanton	2005	$1,000	$-0-	$18,260,000	-0-	$-0-	$-0-
Chairman of the Board,	2004	$1,000	$-0-	$-0-	-0-	$-0-	$-0-
Chief Executive Officer and President (1)(2)	2003	$1,000	$-0-	$-0-	-0-	$-0-	$-0-

Jaime Jurado	2005	$188,143	$-0-	$-0-	-0-	$-0-	$-0-
Vice Chairman (4)	2004	$64,764	$-0-	$-0-	-0-	$-0-	$-0-

Leon H. Toups	2005	$156,000	$-0-	$-0-	-0-	$-0-	$-0-
Director, and former President (1)(3)	2004	$132,000	$-0-	$-0-	-0-	$-0-	$-0-

Frank W. Barker, Jr. Chief Financial Officer (5)	2005	$100,000	$-0-	$-0-	-0-	$-0-	$-0-

(1)	Mr. Stanton assumed the role of Chief Executive Officer and President as of May 16, 2000. Prior to this date, Mr. Stanton was not employed by the Company. Effective August 1, 2001, Mr. Stanton relinquished the role of Chief Executive Officer and President retaining his role as the Chairman of the Board of Directors. Mr. Stanton resumed his role as Chief Executive Officer and President upon Mr. Mahoney’s resignation in August 2002. Mr. Stanton relinquished the role of President on October 9, 2003 with the appointment of Leon H. Toups. On February 13, 2006 Mr. Stanton resumed the roles of Chief Executive Officer and President.

(2)	During 2001, Mr. Stanton was granted options to acquire 2,000,000 shares of the Company’s stock at prices ranging from $.195 to $.2145 per share. During 2000, Mr. Stanton was granted options to acquire 2,000,000 shares of the Company’s stock at $1.00 per share.
(3)	Mr. Toups assumed the role of President effective October 9, 2003, and on March 1, 2004 commenced receiving annual compensation of $156,000. Prior to that date, Mr. Toups received compensation from other entities associated with Mr. Stanton. On February 13, 2006 Mr. Toups stepped down as Chief Executive Officer and President.
(4)	Mr. Jurado assumed the position of Vice Chairman after the acquisition of Electric Machinery Enterprises, Inc. Prior to that, Mr. Jurado held the position of Electric Machinery Enterprises, Inc. The compensation stated for 2004 is that amount incurred from the date of acquisition.
(5)	Mr. Barker assumed the position of Chief Financial Officer on May 11, 2005, and the compensation stated for 2005 is the amount incurred from that date.

No stock options were issued during calendar 2005 or 2004 to any of the individuals identified in the table above. The following table sets forth, for the individuals named in the Summary Compensation Table above, certain information concerning stock options granted during 2001. The Company has never issued stock appreciation rights. Options were granted at an exercise price above the fair market value of the common stock at the date of grant. The term of the options is five and ten years from the date of grant.

Name	Options Granted	Percentage Of Total Options Granted In 2001	Exercise or base Price Per Share ($/Sh)	Market Price on Date of Grant	Expiration Date	Potential Realizable Value At Assumed Rates Rate of Stock Price Appreciation For Option Term (1)
						5%	10%
John D. Stanton	466,200	13%	$.2145	$.195	April 2006	$127,600	$161,100
	1,533,800	44%	$.195	$.195	April 2011	$463,847	$775,529

(1)	The dollar amounts under this column are the result of calculations at the 5% and 10% rates set by the Commission and therefore are not intended to forecast possible future appreciation, if any, of the stock price of the Company’s common stock. If the price of the Company’s stock were in fact to appreciate at the assumed 5% or 10% annual rate for the term of the option, a $1,000 investment in the Common Stock would be worth $1,276 and $1,611, respectfully, at the end of the 5-year term and $1,629 and $2,594, respectively, at the end of the 10-year term.

The following table sets forth, for the individual named in the Summary Compensation Table, certain information concerning the options exercised during fiscal 2004 and the number of shares subject to exercisable and unexercisable stock options as of December 31, 2005. The values for “in-the-money” options are calculated by determining the difference between the fair market value of the securities underlying the options as of December 31, 2005 ($.20 per share) and the exercise price of the options.

Name	Number of Shares acquired on exercise	Value realized	Unexercised Options at December 31, 2005
			Exercisable (1)	Unexercisable
John D. Stanton	None	$0	2,000,000	-0-

(1)	1,533,800 shares were “in-the-money” at December 31, 2005 for $.005 per share or $7,669..

DIRECTORS’ COMPENSATION

The Company pays cash compensation to directors for serving on the Board based upon participation in board meetings. Board meetings that are attended by each director are paid at $2,500 per meeting. Participation in Telefonic Board meetings are compensated at $500 per meeting. Each director is elected to serve for a term of 3 years, and is granted options to acquire 300,000 shares of the Company’s common stock vested at 100,000 shares per year at an exercise price equal to the fair market value of the stock on the date of grant.

EMPLOYMENT AGREEMENTS

The Company does not currently have any employee agreements in place.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding ownership of the Company’s common stock as of March 17, 2006 by each person known to us to own beneficially more than 5% of the outstanding common stock of the Company, by each person who is a director, by each person listed in the Summary Compensation Table and by all directors and officers as a group.

The information reflected in the following table was furnished by the persons listed therein. The calculations of the percent of shares beneficially owned are based on 598,046,693 shares of common stock outstanding on March 17, 2006 plus, with respect to each such person, the number of additional shares that will be outstanding upon exercise of the warrants and options exercisable within sixty (60) days set forth herein.

Name and Address of Beneficial Owner	Beneficial Ownership		Percentage of Class
John D. Stanton P.O. Box 24567 Tampa, Florida 33623	351,795,260	(1)	58.82%

Leon H.Toups 418 Harbor View Lane Largo, Fl 33770	14,786,949		2.47%

Jaime Jurado 2515 E Hanna Ave Tampa, Fl 33610	39,377,897	(2)	6.58%

Nicholas R. Tomassetti 853 Vanderbilt Beach Rd. Naples, Florida 34108	1,000,000	(3)	.17%

David E Crow 2515 E Hanna Ave Tampa, Fl 33610	600,000.10%

Barry Markowitz 2515 E Hanna Ave Tampa, Fl 33610	-0-		-0-

Frank W. Barker, Jr. 10396 57th Way North Pinellas Park, Fl 33782	1,500,000.25%

Ralph W. Hughes Revocable Family Trust P.O. Box 24567 Tampa, Florida 33623	32,016,719	(1)	5.35%

All Officers and Directors (Seven persons)	409,060,106		68.40%

(1)	Includes options granted to Mr. Stanton to purchase 2,000,000 shares of Common Stock at prices ranging from $.195 to $.2145 per share. Includes all shares owned by entities with which Mr. Stanton and the Ralph W. Hughes revocable family trust are affiliated. Of these affiliated entities, Stone Enclosure, Inc., Wade, Inc., Denoument Strategies, Inc. Bunker Positioning, Inc., and White Knight SST, Inc. each own shares in EFTI in excess of five percent of the Company’s outstanding common shares as of December 15, 2005.

(2)	Includes 12,688,949 shares owned by spouse.
(3)	Includes options to purchase 100,000 shares of Common Stock at an exercise price of $.20 per share granted in 2001.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In December 2000 and again in January 2003, we entered into multiple revolving line of credit promissory notes with Florida Engineered Construction Products Corporation, an entity in which John Stanton is a majority shareholder, secured by all of our assets. The amount of the December 15, 2000 agreement was $2,500,000 at the time it was made, and the amount of the January 28, 2003 agreement was $2,500,000 at the time it was made. Each revolving note was a demand loan, which meant that the lender could demand full repayment of the loan at any time. The promissory notes related to each revolving line of credit merely provided for a loan up to a stated amount. There was no obligation on the part of the related party to make any loans pursuant to these agreements if the loan balance was less than the stated amount. There was no obligation on the part of the related parties to make any additional loans.

Historically, the related party lender has periodically agreed to convert portions of the loan balances into shares of our common stock. During 2004, the related party converted $5,334,010 of these notes into shares of our common stock.

As of December 31, 2004, we owed $6,672,519 pursuant to these agreements. Subsequent to December 31, 2004, additional loans were made under these notes to help secure the outcome of the reorganization of EME. On February 23, 2005 the full balance of notes payable to related parties was converted into 189,643,210 shares of our common stock, and these agreements were cancelled.

The Company leases and rents the real property, building, and all other improvements located at 2515 E Hanna Avenue, Tampa, Florida 33610 from Hanna Properties Inc.., a related party affiliated with Jaime Jurado, the President of EME. Mr. Jurado owns 45.425% of the common stock of Hanna Properties, Inc. This property consists of 29,680 sq. ft. of office space, 80,320 sq. ft. of warehouse space and 26,992 sq. ft. of garage and workshop space. Monthly rental including sales tax, but excluding real estate taxes and insurances is $52,133. This lease obligation was assumed pursuant to EME’s reorganization plan for a period of two years, at which time EarthFirst has the option to re-evaluate. This location is the corporate headquarters of EarthFirst Technologies Incorporated and its subsidiaries.

On August 29, 2005, the Company issued 83,000,000 shares of common stock as stock based compensation to entities affiliated with or controlled by John Stanton, Chairman of the Board, for services rendered from the inception of his involvement with the Company through the acquisition and reorganization of EME. Included in this issuance were those shares entitled to be issued by EFTI as a plan proponent to the EME bankruptcy, and authorized by the Fourth Amended Plan of Reorganization of EME pursuant to Section 1145 of the Bankruptcy Code. Compensation expense associated with this transaction, calculated based upon the market price of the Company’s stock on the date of grant was $18,260,000.

On November 22, 2005, the Board of Directors approved the issuance of preferred shares of stock to John Stanton, our Chairman of the Board and/or entities affiliated with or controlled by him in exchange for 120,000,000 common shares. The preferred shares are to be non-voting, non-convertible, and redeemable only at the discretion of the Company.

ITEM 13. EXHIBITS.

FINANCIAL STATEMENTS

EarthFirst Technologies, Incorporated

Other Exhibits:

3.1	Articles of Amendment to Articles of Incorporation filed with the Florida Secretary of State on May 24, 2005. (+)

3.2	By-Laws of the Company. (*)

3.3	Articles of Amendment to Articles of Incorporation filed with the Florida Secretary of State on November 24, 1998. (**)

3.4	Articles of Amendment to Articles of Incorporation filed with the Florida Secretary of State on March 30, 1999. (**)

3.5	Articles of Amendment to Articles of Incorporation filed with the Florida Secretary of State on June 26, 2000. (***)

3.6	Articles of Amendment to Articles of Incorporation filed with the Florida Secretary of State on February 28, 2001. (***)

3.7	Articles of Amendment to Articles of Incorporation filed with the Florida Secretary of State on April 30, 2004. (****)

31.1	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed as Exhibits to, and incorporated by reference from, the Company’s 1997 Form 10-KSB on March 11, 1998.

**	Previously filed as Exhibits to, and incorporated by reference from, the Company’s 1999 Form 10-KSB on May 12, 2000.

***	Previously filed as Exhibits to, and incorporated by reference from, the Company’s 2000 Form 10-KSB on April 16, 2001.

****	Previously filed as Exhibits to, and incorporated by reference from, the Company’s 2004 Form 10-KSB

+	Filed herewith.

Reports on Form 8-K (incorporated by reference)

On April 6, 2005 the company filed Form 8-K with the Securities and Exchange Commission in which it reported under Item 1.01 the agreements entered into with Laurus Master Funds, Ltd. whereby the Company sold convertible debt, an option and a warrant to purchase common stock of the Company in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933

On May 16, 2005 the Company filed Form 8-K with the Securities and Exchange Commission in which it reported under Item 2.02, the Company’s Results of Operations and Financial Condition for the first quarter of 2005, under Item 5.02, the resignation of John Stanton as Chief Executive Officer and Chief Financial Officer, and the appointment of Leon Toups as Chief Executive Officer and Frank W. Barker, Jr. as Chief Financial Officer, and under Item 7.01, certain regulation FD Disclosures of items relative to letters of intent and contracts in public press releases.

On October 7, 2005, the Company filed Form 8-K with the Securities and Exchange Commission in which it reported under Item 5.02, the appointment of Barry G. Markowitz as a member of the Board of Directors of the Company.

On October 13, 2005, the Company filed Form 8-K with the Securities and Exchange Commission in which it reported under Item 8.01, Other Events encompassing the resignation of Jaime Jurado as President and as a Director of Electric Machinery Enterprises, Inc., (a wholly owned subsidiary) and the appointment of Frank J. Sierra as President and as a member of it’s Board of Directors.

On December 2, 2005 the Company filed Form 8-K with the Securities and Exchange Commission in which it reported under Item 2.02, the Company’s Results of Operations and Financial Condition for the third quarter of 2005.

On February 16, 2006 the Company filed Form 8-K with the Securities and Exchange Commission in which it reported under Item 5.02, the resignation of Leon Toups as Chief Executive Officer and President, and the appointment of John Stanton as Chief Executive Officer and President.

On March 28, 2006 the Company filed Form 8-K with the Securities and Exchange Commission in which it reported under Item 7.01, a regulation FD Disclosure of the approval by the Board of Directors in principle of a merger of the Company with Cast-Crete Corporation.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2005

ASSETS

Current assets:
Cash	$1,202,480
Accounts receivable – net of allowance for doubtful accounts of $279,500	9,232,564
Cost and estimated earnings in excess of billings on uncompleted contracts	1,446,326
Inventory	1,613,276
Prepaid expenses and other current assets	127,735

Total current assets	13,622,381

Property and equipment, net	4,967,408
Intangible assets	15,323,152
Loan costs and discounts	635,813
Other assets	434,577

$34,983,331

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Notes payable	$52,403
Secured convertible notes payable	2,959,536
Accounts payable and accrued expenses	5,782,182
Billings in excess of cost and estimated earnings on uncompleted contracts	719,820

Total current liabilities	9,513,941

Secured convertible notes payable, non current	301,665
Derivative liabilities	4,722,520
Other liabilities	890,172

Total liabilities	15,428,298

Majority and minority interests	853,648
Commitments and contingencies (note 11)	—
Stockholders’ equity:
Common stock, par value $.0001, 750,000,000 shares authorized, 598,046,693 shares issued and outstanding	59,804
Additional paid-in capital	87,584,713
Accumulated deficit	(67,675,072)

19,969,445
Less: treasury stock (1,950,000 shares at cost)	(1,268,060)

Total stockholders’ equity	18,701,385

$34,983,331

See notes to consolidated financial statements.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004 As Restated
Revenue	$41,743,320	$12,266,701
Cost of sales	32,083,495	8,858,707

Gross profit	9,659,825	3,407,994

Selling, general and administrative expenses	7,654,036	2,992,773
Related party stock based compensation	18,260,000	—
Research and development expenses	582,430	2,474,949

Loss from operations	(16,836,641)	(2,059,728)

Other income (expense):
Gain on extinguishment of debt, bankruptcy	4,163,740	1,298,068
Miscellaneous income, net	397,071	325,961
Derivative loss	(592,521)	—
Interest expense	(2,760,202)	(466,215)

Loss before reorganization item, income taxes and majority and minority interests	(15,628,553)	(901,914)
Reorganization item, professional fees related to bankruptcy and pursuit of claims	(1,919,288)	(1,202,829)

Loss before income taxes and majority and minority interests	(17,547,841)	(2,104,743)

Income tax benefit	—	—

Loss before majority and minority interests	(17,547,841)	(2,104,743)

Majority and minority interests	377	(430,230)

Loss from continuing operations	(17,547,464)	(2,534,973)

Income (loss) from operations of discontinued operations (Including loss on disposal of $137,636 in 2005)	(137,636)	267,984

Net loss	$(17,685,100)	$(2,266,989)

Net loss per common share:
Continuing operations	$(.03)	$(.01)
Discontinued operations	—	—

Net loss	$(.035)	$(.01)

Weighted average shares outstanding, basic and diluted	501,999,049	264,319,455

See notes to consolidated financial statements.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total
	Shares	Amount
Balances, January 1, 2004	187,595,024	$18,759	$43,405,591	$(47,722,983)	$(1,268,060)	$(5,566,693)
Conversion of notes payable, related party to stock	49,175,125	4,918	3,929,092	—	—	3,934,010
Conversion of notes payable, related party to stock	10,000,001	1,000	1,399,000			1,400,000
Issuance of stock to acquire WESCO	15,000,000	1,500	1,798,500			1,800,000
Issuance of stock to acquire EME	40,000,000	4,000	6,263,000	—	—	6.267.000
Net loss	—	—	—	(2,266,989)	—	(2,266,989)

Balances, December 31, 2004	301,770,150	30,177	56,795,183	(49,989,972)	(1,268,060)	5,567,328
Conversion of notes payable, related party to stock	189,643,210	18,964	9,185,193			9,204,157
Stock issued for professional services	4,633,333	463	694,537			695,000
Stock issued as partial exercise of Laurus Fund Options	19,000,000	1,900	188,100			190,000
Reclassification of Derivative liabilities to equity			2,470,000			2,470,000
Stock issued as compensation for related party	83,000,000	8,300	18,251,700			18,260,000
Net loss	—	—	—	(17,685,100)	—	(17,685,100)

Balances December 31, 2005	598,046,693	$59,804	$87,584,713	$(67,675,072)	$(1,268,060)	$18,701,385

See notes to consolidated financial statements.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004 As Restated
Cash flows from operating activities:
Net loss	$(17,685,100)	$(2,266,989)
Adjustments to reconcile net loss to net cash flows from operating activities:
Expenses funded through stock issuance	695,000	1,800,000
Intangible asset impairment		142,900
Related party compensation funded through stock issuance	18,260,000
Majority/minority interest in net income (loss) of consolidated entities	(377)	430,230
Derivative loss	592,521
Depreciation and amortization	362,098	46,456
Gain on cancellation of debt	(4,163,740)	(1,298,068)
(Income) loss from discontinued operations	137,636	(267,984)
(Gain)/loss on disposal of assets	(40,039)
Increase (decrease) in cash due to changes in:
Accounts receivable	(720,872)	(989,413)
Cost and estimated earnings in excess of billings on uncompleted contracts	(460,057)	522,294
Inventory	(212,641)	311,158
Prepaid expenses and other assets	(52,701)	532,132
Accounts payable and accrued expenses	(328,958)	(2,376,457)
Billings in excess of cost and estimated earnings on uncompleted contracts	(327,745)	(419,235)
Accrued interest on related party payables		244,571

Net cash flows from operating activities	(3,944,975)	(3,588,405)

Cash flows from investing activities:
Acquisition of property and equipment	(992,180)	(2,258,647)
Cash acquired in business acquisition		3,174,317

Net cash flows from investing activities	(992,180)	915,670

Cash flows from financing activities:
Proceeds from notes payable and related party	1,791,516	3,987,524
Proceeds from option exercise	190,000
Repayment of long term debt	(5,324,264)	13,257
Proceeds from Laurus credit facility	8,000,000

Net cash flows from financing activities	4,657,252	4,000,781

Net change in cash	(279,903)	1,328,046
Cash, beginning of year	1,482,383	3,529

Cash, end of year	$1,202,480	$1,331,575

See notes to consolidated financial statements.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005 AND 2004

Supplemental schedule of cash flow information

	2005	2004
Cash paid during the year for interest	$550,129	$123,632

Cash paid during the year for income taxes	$—	$—

Supplemental schedule of non-cash financing and investing activities

During 2005, the Company

•	Converted $9,204,157 of related party debt to 189,643,210 shares of common stock

•	Loan costs of $390,290 were funded through proceeds of Laurus credit facility

•	Retired secured creditor in the amount of $1,676,967 through proceeds of Laurus credit facility

•	Reduced accounts payable in the amount of $51,848 through proceeds of Laurus credit facility

During 2004, the Company

•	Converted $3,934,010 of related party debt to 49,175,125 shares of common stock

•	Converted $1,400,000 of related party debt to 10,000,001 shares of common stock

•	Issued 15,000,000 shares of common stock in acquisition of the remaining 30% interest in a joint venture, the principal asset of which consisted of approximately $1,800,000 of in progress research and development, which is required to be expensed immediately.

•	Issued 40,000,000 shares of common stock in exchange for the stock of Electric Machinery Enterprises, Inc. having net assets as follows:

Cash	$3,174,317
Accounts receivable and other current assets	11,460,476
Property and equipment	2,023,364
Other assets	390,289
Value of goodwill associated with acquisition	15,323,152
Accounts payable and other current liabilities	(6,540,682)
Related party borrowings	(4,199,926)
Liabilities subject to compromise	(14,540,195)
Minority interest in Cayman joint venture	(823,795)

Value of common stock issued	$6,267,000

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	Nature of business, basis of presentation and summary of significant accounting policies:

Basis of presentation:

The financial statements of EarthFirst Technologies, Incorporated and its subsidiaries (“EarthFirst” or “the Company”) that are included herein have been prepared in accordance with accounting principles generally accepted in the United States of America, and include all the necessary adjustments to fairly present the results of the periods presented.

Principles of Consolidation:

The financial statements include the consolidated accounts of EarthFirst Technologies Incorporated and all of its subsidiaries (including the variable interest entity discussed below) (collectively, the “Company”). All significant intercompany transactions and accounts have been eliminated.

Nature of business:

EarthFirst Technologies, Incorporated, a Florida Corporation formed in 1997, is a specialized holding company owning subsidiaries engaged in developing and commercializing technologies for the production of alternative fuel sources and the destruction and/or remediation of liquid and solid waste, and in supplying electrical contracting services internationally.

The Company’s solid waste division, operated through World Environmental Solutions Company, Inc. (WESCO), a wholly owned subsidiary, remained focused on the commercialization of its “Solid Waste Remediation Plant” in Mobile, Alabama. This unit is known as the “Catalytic Activated Vacuum Distillation Process (“CAVD”) Reactor”. This plant processes rubber tires extracting carbon and other raw materials for resale. This process efficiently disposes of the tires in an environmentally compliant manner that allows raw materials from those waste products to be recycled and reused.

The Company anticipates providing additional CAVD plants to customers in various industries. The Company will bring proven technology in replicating its production plants and distribution network for the disposal of the by-products produced in the process.

The Company has developed technologies for the treatment of liquid waste products. The technology involves the use of high temperature plasma through which the liquid waste products are passed. The harmful properties contained in the liquid waste products are broken down at the molecular level as they pass through the plasma and a clean burning gas is produced.

Through its Electric Machinery Enterprises, Inc. subsidiary (EME), the Company performs services as an electrical contractor and subcontractor in the construction of commercial and municipal projects primarily located in Florida and the Caribbean. Substantially all of the Company’s revenues were generated by EME in 2005 and 2004.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

Variable Interest Entity:

During 2004, the Company entered into a joint venture to operate Peleme, Ltd. (an EME affiliated Cayman company) to perform work in the Cayman Islands. The Shareholder Agreement provides for EME’s 40% ownership interest; however, it entitles EME to 70% of the net profit of this project and EME is responsible for 100% of the financial support pursuant to the agreement. In accordance with SFAS Interpretation No. 46R, the Company has accounted for this investment as a variable interest entity and the accompanying financial statements include the assets and liabilities of Peleme and the majority interest in this entity. Accordingly, the joint venture financial statements have been combined with those of the Company. Further, although organized in the Cayman’s, Peleme’s functional currency is in U.S. Dollars. All invoices are billed in U.S. Dollars and substantially all invoices paid in U.S. Dollars.

Principles of Consolidation:

The financial statements include the consolidated accounts of EarthFirst Technologies Incorporated and all of its subsidiaries (including the variable interest entity discussed above) (collectively, the “Company”). All significant intercompany transactions and accounts have been eliminated.

Accounts Receivable, allowance for doubtful accounts, customer concentrations and foreign revenues:

Accounts receivable are customer obligations due under normal trade terms. Retainage on construction contracts, which aggregate $1,250,150 at December 31, 2005, and are included in accounts receivable, are contractual obligations of the customer that are withheld from progress billings until project completion and are generally collected within one year. The Company performs continuing credit evaluations of its customers’ financial condition and does not require collateral.

Senior management reviews receivables on a weekly basis to determine if any amounts may become uncollectible. Any contract receivable balances that are determined to be uncollectible, along with a general reserve, are included in the allowance for doubtful accounts. After all reasonable attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes the allowance for doubtful accounts of $279,500 is adequate as of December 31, 2005.

Accounts receivables from one customer accounted for 31% of the Company’s trade accounts receivable balance at December 31, 2005. In addition, revenues from one customer represented approximately 73% and 80% of all offshore revenues and approximately 37% and 36% of total revenues in 2005 and 2004 respectively. This construction contract is performed in the Cayman Islands.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

Inventory:

Inventory, which consists of electrical and construction supplies, and B-100 biodiesel fuel, is stated at the lower of cost of market, determined by the first-in, first-out method.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from 5-7 years for machinery, computer equipment, office equipment and furniture. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset. Depreciation relating to the CAVD Reactor will commence when the reactor begins revenue generating operations.

Impairment of goodwill and long-lived assets:

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), and Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), the Company reviews its non-amortizable long-lived assets, including intangible assets and goodwill for impairment annually, or sooner whenever events or changes in circumstances indicate the carrying amounts of such assets may not be recoverable. Other depreciable or amortizable assets are reviewed when indications of impairment exist. Upon such an occurrence, recoverability of these assets is determined as follows. For long-lived assets that are held for use, the Company compares the forecasted undiscounted net cash flows to the carrying amount. If the long-lived asset is determined to be unable to recover the carrying amount, then it is written down to fair value. For long-lived assets held for sale, assets are written down to fair value. Fair value is determined based on discounted cash flows, appraised values or management’s estimates, depending upon the nature or the assets. Intangibles with indefinite lives are tested by comparing their carrying amounts to fair value. Impairment of goodwill is tested using a two step method. The first step is to compare the fair value of the reporting unit to its book value, including goodwill. If the fair value of the unit is less than its book value, the Company than determines the implied fair value of goodwill by deducting the fair value of the reporting unit’s net assets from the fair value of the reporting unit. If the book value of goodwill is greater than its implied fair value, the Company writes down goodwill to its implied fair value. The Company’s goodwill relates to the acquisition of Electric Machinery Enterprises, Inc.

Derivative Financial:

The Company generally does not use derivative financial instruments to hedge exposures to cash-flow risks or market-risks that may affect the fair values of its financial instruments. However, certain other financial instruments, such as warrants and embedded conversion features that are indexed to the Company’s common stock, are classified as liabilities when either (a) the holder possesses rights to net-cash settlement or (b) physical or net-share settlement is not within the control of the Company. In such instances, net-cash settlement is assumed for financial accounting and reporting, even when the terms of the underlying contracts do not provide for net-cash settlement. Such financial instruments are initially recorded at fair value and subsequently adjusted to fair value at the close of each reporting period.

The caption Derivative Financial Instruments consists of (i) the fair values associated with derivative features embedded in the Laurus Convertible Secured Term Notes and (ii) the fair values of the detachable warrants and options that were issued in connection with those financing arrangements.

Income taxes:

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax basis of assets and liabilities that will result in taxable income or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

Revenue recognition:

Revenues recognized from solid waste transactions during the year ended December 31, 2005 consisted of the sale of by-products. Revenues from solid waste transactions recognized during the year ended December 31, 2004 are the result of contracted monthly minimum draws against sales commissions on the products of a polymer manufacturing company, and the receipt of license fees granting the exclusive option to purchase total rights to the CAVD technology for use in certain geographical areas. License revenue is recognized upon receipt as there are no future obligations associated with such revenue.

Revenues recognized from biofuel transactions during 2005 consisted of sales of biodiesel fuel. These revenues are recognized on an accrual basis when earned.

The Company uses the percentage-of-completion method of accounting for contract revenue from electrical contracts where percentage of completion is computed on the cost to total cost method. Under this method, contract revenue is recorded based upon the percentage of total contract costs incurred to date to total estimated contract costs, after giving effect to the most recent estimates of costs to complete. Revisions in costs and revenue estimates are reflected in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined without regard to the percentage-of-completion. Because of the inherent uncertainties in estimating costs, it is possible that the estimates used will change.

Cost of Sales:

The type of costs included in cost of sales consists primarily of items both directly and indirectly related to the performance of electrical construction contracts. These expenses include labor, materials, freight on the purchase of materials, equipment rentals, equipment repairs, subcontractors, vehicle costs, purchasing, receiving and warehouse costs. All of these costs are completely accounted for in costs of sales, without any prorations to selling, general and administrative. Costs associated with sale of solid waste by-products and biodiesel fuel include the cost of tires as raw materials, and the purchase of biodiesel for resale.

Selling, General and Administrative expenses

Selling, general and administrative expenses include those operational expenses associated with sales and marketing, public relations, compliance with laws and regulations, occupancy, office operations, and all other general administrative expenses necessary to support operations.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

Contract Claims

As of December 31, 2005 the Company has certain contracts and claims in various stages of negotiation, arbitration and litigation in the approximate amount of $9,000,000. The Company is attempting to resolve these matters, and expects to be successful in recovering these amounts. However, as in all matters in litigation, the outcome is not certain and amounts recovered, if any, could be materially different than expected. The Company does not record contract claims until such claims are realized pursuant to guidance in Statement of Position 81-1 Accounting for Performance Construction-Type and Certain Production-Type Contracts. The guidance states that “recognition of amounts of additional contract revenue relating to claims is appropriate only if it is probable that the claim will result in additional contract revenue and if the amount can be reliably estimated.” All of the conditions were not present so these claims are considered to be contingent gains and will be recorded when realized. These amounts, which are not carried as assets on the balance sheet, will be recorded as revenue when such claims are settled.

During the first quarter of 2006, $1,100,000 was collected on these claims, and recognized as revenue at that time.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Net loss per share:

The Company computes loss per share under Statement of Financial Accounting Standards No. 128, “Earnings Per Share.” The statement requires presentation of two amounts; basic and diluted loss per share. Basic loss per share is computed by dividing the loss available to common stockholders by the weighted average common shares outstanding. Diluted earnings per share would include all common stock equivalents unless anti-dilutive. The Company has not included the outstanding options and warrants, or convertible debentures as common stock equivalents because the effect would be anti-dilutive.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

The following table sets forth the shares issuable upon exercise of outstanding options and warrants and conversion of debentures that is not included in the basic and diluted net loss per share available to common stockholders:

	December 31,
	2005	2004
Shares issuable upon exercise of outstanding options	12,570,668	7,250 000
Shares issuable upon exercise of outstanding warrants	11,162,790	- 0 -
Shares issuable upon conversion of debentures	33,789,474	- 0 -

Total	57,522,932	7,250,000

Recent accounting pronouncements

In December 2004, the FASB issued Statement No. 123R, Accounting for Share Based Payments. Statement 123R establishes revised accounting standards for employee-stock based compensation measurement that requires employee stock-based compensation be measured at the fair value of the award, replacing the intrinsic approach currently available to companies under Statement 123. Compensation cost continues to be recognized over the period during which the employee is required to provide service. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after December 15, 2005. The Company accounts for options issued to employees using the intrinsic approach. Implementation of this new standard is currently expected to result in increases in future compensation expense. However, such effect is not currently estimable.

In March 2005, the FASB issued interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company is currently evaluation the effect that the adoption of FIN 47 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction (“SFAS 154”), which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No 3, “Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition, but does not expect it to have any impact.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

2.	Laurus Credit Facility

On March 30, 2005, the Company entered into agreements with Laurus Master Funds, Ltd, a Cayman Islands corporation (“Laurus”), pursuant to which the Company sold convertible debt and an option and a warrant to purchase common stock of the Company to Laurus in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. The securities being sold to Laurus include the following:

•	a secured convertible minimum borrowing note and a secured revolving note with an aggregate principal amount not to exceed $5,000,000;

•	a secured convertible term note with a principal amount of $3,000,000;

•	a common stock purchase warrant to purchase 11,162,790 shares of common stock of the Company, at a purchase price of $0.23 for the first 5,581,395 shares and $0.28 for any additional shares, exercisable for a period of seven years; and

•	an option to purchase 24,570,668 shares of common stock of the Company, at a purchase price equal to $0.01 per share, exercisable for a period of six years

At the closing of the foregoing financing from Laurus, on March 31, 2005, the Company received $3,000,000 in connection with the convertible term note. In addition, the Company is permitted to borrow an amount based upon its eligible accounts receivable and inventory, pursuant to the convertible minimum borrowing note and the revolving note. Accordingly, the Company received an additional $3,600,000 at closing, and $1,400,000 on May 15, 2005 for an aggregate of $8,000,000 in financing from Laurus.

The Company must pay certain fees in the event the facility is terminated prior to expiration. The Company’s obligations under the notes are secured by all of the assets of the Company, including but not limited to inventory, accounts receivable and a pledge of the stock of Electric Machinery Enterprises, Inc., EarthFirst Resources, Inc., World Environmental Solutions Company, Inc., EarthFirst Investments, Inc., EM Enterprise Resources, Inc. and EME Modular Structures, Inc., the active subsidiaries of the Company. The notes mature on March 30, 2008. Annual interest on the convertible minimum borrowing note and the revolving note is equal to the “prime rate” published in The Wall Street Journal from time to time, plus 2.0%, provided, that, such annual rate of interest may not be less than 7.0%, subject to certain downward adjustments resulting from certain increases in the market price of the Company’s common stock. Annual interest on the convertible term note is equal to the “prime rate” published in The Wall Street Journal from time to time, plus 2.5%, subject to certain downward adjustments resulting from certain increases in the market price of the Company’s common stock.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

The principal amount of the secured convertible term note is repayable at the rate of $100,000 per month together with accrued but unpaid interest, commencing on October 1, 2005. Such amounts may be paid, at the holder’s option (i) in cash with a 2% premium; or (ii) in shares of common stock, assuming the shares of common stock are registered under the Securities Act of 1933. If paid in shares of common stock the number of shares to be issued shall equal the total amount due, divided by $0.19. If the average closing price of the common stock for five consecutive trading days prior to an amortization date is equal to or greater than $.209, the Company may require the holder to convert into common stock an amount of principal, accrued interest and fees due under the term note equal to a maximum of 25% of the aggregate dollar trading volume of the common stock for the 22 consecutive trading days prior to a notice of conversion. The Company in cash may redeem the term note by paying the holder 125% of the principal amount, plus accrued interest during the first year of the note, 115% of the principal amount, plus accrued interest during the second year of the note and 110% of the principal amount, plus accrued interest thereafter. The holder of the term note may require the Company to convert all or a portion of the term note, together with interest and fees thereon at any time. The number of shares to be issued shall equal the total amount to be converted, divided by $0.19.

The principal amount of the secured convertible minimum borrowing note, together with accrued interest thereon is payable on April 1, 2008. The secured convertible minimum borrowing note may be redeemed by the Company in cash by paying the holder 103% of the principal amount, plus accrued interest during the first year of the note, 102% of the principal amount, plus accrued interest during the second year of the note and 101% of the principal amount, plus accrued interest thereafter. The holder of the term note may require the Company to convert all or a portion of the term note, together with interest and fees thereon at any time. The number of shares to be issued shall equal the total amount to be converted, divided by $0.19.

Upon an issuance of new shares of common stock below the fixed conversion price, the fixed conversion price of the notes will be reduced accordingly. The conversion price of the secured convertible notes may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution.

120% of the full principal amount of the convertible notes are due upon default under the terms of convertible notes. Laurus has contractually agreed to restrict its ability to convert pursuant to the terms of the convertible notes to an amount that would be convertible into that number of Conversion shares which would exceed the difference between 4.99% of the outstanding shares of Common Stock, and the number of shares of Common stock beneficially owned by the holder and issuable to the holder upon the exercise of the warrant and the option held by such holder. The intent is that at no time shall Laurus own more than 4.99% of the outstanding Common Stock of the Company.

The Company is obligated to file a registration statement registering the resale of shares of the Company’s common stock issuable upon conversion of the convertible notes, exercise of the warrant and exercise of the option. If the registration statement is not filed by May 30, 2005, or

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

declared effective by January 31, 2006, or if the registration is suspended other than as permitted, in the registration rights agreement between the Company and Laurus, the Company is obligated to pay Laurus certain fees and the obligations may be deemed to be in default. The Company has filed this registration statement and has responded to two rounds of comments, and is preparing a response to the third round of comments from the SEC.

The Company paid a fee at closing to Laurus Capital Management LLC, the manager of the Laurus Master Funds, Ltd., equal to 3.6% of the total maximum funds to be borrowed under the Company’s agreements with Laurus.

The following table reflects balances of the secured convertible notes at December 31, 2005:

Face value $2,700,000 Secured Convertible Term Note, variable rate of prime plus 2% (9.25% at December 31, 2005), due in stated monthly payments of $100,000 November 2005 to December 2006.	$407,481
Face value $1,000,000 Secured Convertible Minimum Note, variable rate of prime plus 2%, subject to 7% floor (9.25% at December 31, 2005) due at maturity on March 31, 2008.	75,287
Face value $4,000,000 Secured Convertible Revolving Note, variable rate of prime plus 2%, subject to 7% floor (9.25% at December 31, 2005), due at maturity on March 31, 2008.	2,778,433

3,261,201
Less current maturities	(2,959,536)

$301,665

Scheduled maturities of face values for the years ending December 31 are as follows:
2006	$5,200,000
2007	1,200,000
2008	1,300,000

$7,700,000

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

The Laurus Financings included registration rights and certain other terms and conditions related to share settlement of the embedded conversion features and the warrants that the Company has determined are not within its control. In addition, certain features associated with the financings, such as anti-dilution protection afforded the financing agreements render the number of shares issuable to be indeterminate. In these instances, EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, requires allocation of the proceeds between the various instruments and the derivative elements carried at fair values. The following tabular presentation reflects the allocation of the proceeds on the financings date:

	Term Note	Minimum Note	Revolving Note
Allocation:
Warrants and options	$3,578,591	$1,192,864	$2,600,000
Embedded derivative features	1,932,632	644,211	3,101,445
Debt instrument	—	—	—
Derivative loss	(2,511,222)	(837,074)	(3,101,445)

Total proceeds	$3,000,000	$1,000,000	$4,000,000

Derivative losses arose in connection with the allocation of proceeds to derivative financial instruments at their respective fair values, which amounts exceed amounts received by the Company in connection with the financing arrangement. See Fair Value of Financial Instruments, below, for additional information about the Company’s financial instruments. No proceeds were allocated to the secured convertible notes and therefore discounts of $3,000,000, $1,000,000 and $4,000,000 were recorded.

The discount to the debt instruments resulting from the aforementioned allocation is being amortized through periodic charges to interest expense using the effective method for the Term and Minimum Notes and the straight-line method for the Revolving Note.

The following tabular presentation reflects the amortization of the debt discounts included in interest for each instrument:

	Term Note	Minimum Note	Revolving Note	Total
Year ended December 31, 2005	$798,421	$75,287	$1,378,434	$2,252,142

3.	Fair Value of Financial Instruments

The carrying values of cash, accounts receivable, accounts payable, accrued expenses, acquisition consideration payable and bank borrowings generally approximate the respective fair values of these instruments due to their current nature.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

The fair values of convertible notes for disclosure purposes only are estimated based upon the present value of the estimated cash flows at credit risk adjusted interest rates, ranging from 10.63% to 11.54% for convertible instruments. As of December 31, 2005, estimated fair values and respective carrying values for debt instruments are as follows:

Debt Instrument	Fair Value	Carrying Value
$2,700,000 Face Value Convertible Secured Term Note	$2,551,292	$407,481

$1,000,000 Face Value Convertible Secured Minimum Note	$962,493	$75,287

$4,000,000 Face Value Convertible Secured Revolving Note	$3,849,975	$2,778,433

4.	Derivative Financial Instruments

The Company generally does not use derivative financial instruments to hedge exposures to cash-flow risks or market-risks that may affect the fair values of its financial instruments. However, certain other financial instruments, such as warrants and embedded conversion features that are indexed to the Company’s common stock, are classified as liabilities when either (a) the holder possesses rights to net-cash settlement or (b) physical or net-share settlement is not within the control of the Company. In such instances, net-cash settlement is assumed for financial accounting and reporting, even when the terms of the underlying contracts do not provide for net-cash settlement. Such financial instruments are initially recorded at fair value and subsequently adjusted to fair value at the close of each reporting period.

The caption Derivative Financial Instruments consists of (i) the fair values associated with derivative features embedded in the Laurus Convertible Secured Term Notes and (ii) the fair values of the detachable warrants and options that were issued in connection with those financing arrangements.

On July 27, 2005, Laurus Master Fund exercised common stock options for the purchase of 19,000,000 shares of common stock at the strike price of $0.01 per share. On that date, the fair value of the freestanding derivative associated with the stock options exercised, amounting to $2,470,000 was reclassified to stockholders’ equity.

The following tabular presentation reflects the components of Derivative financial instruments on the Company’s balance sheet at December 31, 2005:

Liabilities:	2005
Embedded derivative instruments	$2,492,000
Freestanding derivatives (warrants and options)	2,230,520

$4,722,520

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

The following tabular presentation reflects the number of common shares into which the aforementioned derivatives are indexed at December 31, 2005:

2005
Common shares indexed:
Embedded derivative instruments	44,000,000
Freestanding derivatives (warrants and options)	16,733,458

60,733,458

Income (expense) for the year ended December 31, 2005 associated with adjustments recorded to reflect the aforementioned derivatives at fair value amounted to $592,521.

Fair value considerations for derivative financial instruments:

Freestanding derivative instruments, consisting of warrants and options that arose from the Laurus financing are valued using the Black-Scholes-Merton valuation methodology because that model embodies all of the relevant assumptions that address the features underlying these instruments. Significant assumptions included in this model as of December 31, 2005 are as follows:

Holder	Laurus	Laurus
Instrument	Warrants	Options
Exercise prices	$0.23—$0.28	$0.01
Term (years)	5.3	1.0
Volatility	59.09%	59.09%
Risk-free rate	4.88%	4.88%

Embedded derivative instruments consist of multiple individual features that were embedded in the convertible debt instruments. The Company evaluated all significant features of the hybrid instruments and, where required under current accounting standards, bifurcated features for separate report classification. These features were, as attributable to each convertible note, aggregated into one compound derivative financial instrument for financial reporting purposes. The compound embedded derivative instruments are valued using the Flexible Monte Carlo methodology because that model embodies certain relevant assumptions (including, but not limited to, interest rate risk, credit risk, and Company-controlled redemption privileges) that are necessary to value these complex derivatives.

Significant assumptions included in this model as of December 31, 2005 are as follows:

Holder	Laurus	Laurus	Laurus
Instrument	Term	Minimum	Revolver
Conversion prices	$3.12	$2.70	$2.92
Actual term (years)	2.1	2.2	2.5
Equivalent volatility	45.29%	45.29%	45.29%
Equivalent interest rate	2.14%	2.14%	2.14%
Equivalent yield rate	11.39%	11.39%	11.39%

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

Equivalent amounts reflect the net results of multiple modeling simulations that the Monte Carlo Simulation methodology applies to underlying assumptions.

5.	Acquisitions and intangible assets

EME — 2004

As discussed in Note 1, on August 20, 2004 the Company acquired 100% of the outstanding stock of EME in exchange for the issuance of 40,000,000 shares of the Company’s common stock in a transaction accounted for as a purchase. Accordingly, the results of EME are included in the accompanying consolidated financial statements only from the acquisition date through December 31, 2004. The recorded cost of this acquisition was based upon the fair market value of the Company acquired based on an independent valuation. An intangible asset for goodwill has been recorded in the amount of $ 15,323,152. Generally accepted accounting principles do not allow the amortization of goodwill, but instead require an annual evaluation of the amount for impairment.

The fair values of assets acquired and liabilities assumed in connection with this acquisition, which was accounted for as a purchase, are as follows:

EME
Cash	$3,174,317
Accounts receivable	7,464,139
Costs and earnings in excess of billings	1,606,854
Inventory	1,737,155
Prepaid expenses and other current assets	652,328
Property and equipment	2,023,364
Construction in process Goodwill	15,323,152
Purchased in-process research and development Other assets	390,289

Total assets acquired	32,371,598
Less current liabilities assumed	11,409,920
Less long-term debt assumed	14,694,678

$6,267,000

Proforma results of operations for the year ended December 31, 2004 as though this acquisition had taken place at January 1, 2004 are as follows:

Years Ended December 31, 2004
Revenue	$40,046,786

Net loss	$(1,578,082)

Net loss per share	$(.01)

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

WESCO — 2004

In January 2004, the Company acquired a 100% interest in World Environmental Solutions Company (“WESCO”) through the issuance of 15,000,000 shares of stock and the assumption of $725,000 in obligations. The acquisition price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. (The fair value of the stock was determined based on the trading price of the stock).

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

For accounting purposes, the transaction was treated as an acquisition of assets and not a business combination because WESCO did not meet the definition of a business under EITF 98-3, Determination Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business . The purchase price was allocated to assets acquired and liabilities assumed based on management’s analysis and estimates of fair values. Management’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. The acquired in-process research and development (IPR&D) (principally associated with the Catalytic Activated Vacuum Distillation process) was valued at $1.8 million, based on the consideration given up. The remaining purchase price was the assumption of obligations associated with the property and equipment of $725,000 and was therefore specifically allocated to those assets. As such the acquisition of the intellectual property, which was funded by non-monetary assets (EarthFirst stock) was written off as IPR & D and the construction in process for the pilot plant was recorded based on the liabilities assumed and EarthFirst took over the construction contract, paying all further costs of said construction directly to the contractor. The pilot plant was capitalizable since it was of a scale economically feasible for commercial production. The amounts assigned to IPR&D assets were written off at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method .

6.	Sale of Subsidiary

On March 23, 2005, the Company closed on the sale of EM Enterprises General Contractors, Inc., a subsidiary of EME for $900,000. Pursuant to the “EMEGC Stock Sale Agreement, the transaction has been accounted for with an effective date of January 1, 2005. The proceeds of the sale went to the secured creditor as a part of accomplishing the satisfaction of the secured debt.

7.	Contracts in Progress

Uncompleted contracts are summarized as follows at December 31, 2005:

Costs incurred on uncompleted contracts	$20,404,956
Estimated earnings on uncompleted contracts	3,047,325

23,452,281
Less billings to date	(22,725,775)

$726,506

The components of this amount are included on the balance sheet under the following captions:

Costs and estimated earnings in excess of billings on Uncompleted contracts	$1,446,326
Billings in excess of costs and estimated earnings on uncompleted contracts	(719,820)

$726,506

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

8.	Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31, 2005:

Land	$52,244
Buildings	1,267,139
Construction in progress	2,273,719
Leasehold improvements	832,900
Equipment	1,982,876
Vehicles	1,059,491
Furniture, fixtures and other	116,316

7,584,685
Less accumulated depreciation	(2,617,277)

$4,967,408

9.	Notes Payable

Notes payable consisted of the following at December 31, 2005:

Promissory note payable to vendor in lieu of payment on administrative claim, no accrued interest; bi monthly payments of $7,500, with final payment of $25,638 by January 1, 2006	$25,638
Insurance premium finance agreement, payable in nine monthly payments of $6,403, bearing interest at 8.25%, to premium assignment corporation	18,753
Installment notes payable to a finance company, with monthly payments of approximately $848.00 including interest at 13.4% secured by equipment	8,010

$52,401

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

10.	EME Bankruptcy and Plan of Reorganization Obligations

On May 29, 2003, (“Petition Date”), Electric Machinery Enterprises, Inc. (the “Debtor”) filed a petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Florida (“the Bankruptcy Court”). Under Chapter 11, certain claims against the debtor in existence prior to the filing of the petitions for relief under the Bankruptcy Code were stayed while the Debtor continued business operations as Debtor-In-Possession.

The Plan of Reorganization (the “Plan”) filed on behalf of Electric Machinery Enterprises, Inc. was confirmed by the Bankruptcy Court on December 9, 2004. The plan provides for the restructure of debt, and orderly discharge of pre-petition priority and administrative claims. The balance remaining of the restructured obligations under the Plan as of December 31, 2005 is included on the balance sheet in accounts payable and accrued expenses and consisted of the following:

Administrative debt
Costs and legal expenses for the administration of the reorganization case	$63,611

On March 31, 2005, with the closing of the Laurus Credit Facility, the Company was able to take advantage of discounts available through the approved reorganization plan for its wholly owned subsidiary, EME., and completely satisfy all remaining obligations associated with the secured debt, resulting in a gain on extinguishment of debt in the amount of $4,163,740 during the year ended December 31, 2005.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

11.	Commitments and Contingencies

Lease obligations:

The Company leases vehicles and certain office equipment under noncancellable operating leases for periods up to four years. In addition, the Company conducts its operations in a facility leased from a related corporation owned by certain stockholders of the Company.

The total rent expense for the years ended December 31, 2005 and 2004 were approximately $953,516 and $247,709, of which approximately $657,996 and $228,012 respectively, were for the facility leased from the related corporation.

Approximate future minimum rentals on noncancellable leases at December 31, 2005 are as follows:

Year ending December 31,
2006	$927,610
2007	220,905
2008	218,661
2009	140,474

$1,507,650

Legal proceedings:

The Company is involved in litigation with Ruggero Maria Santilli (“Santilli”), The Institute for Basic Research, Inc. (“IBR”), and Hadronic Press, Inc. (“Hadronic”) concerning certain aspects of the Company’s liquid waste technologies.

The matters contemplated above will be referred to as the “Santilli Suit” and the “Hadronic Suit”. Hadronic claims to own the intellectual property rights to one or more aspects of the Company’s liquid waste technologies. Management continues to believe that the Company owns all of the intellectual property rights necessary to commercialize and further develop its liquid and solid waste technologies without resorting to a license from any third parties.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

During 2004, the Company attempted to reach agreement with Santilli and his related parties to resolve the differences between the parties. As of this date, the Company is still interested in resolving these differences.

The litigation described above does not involve the technology the Company is developing in connection with its efforts for the processing of used automotive tires.

The Company is also involved in disputes with vendors for various alleged obligations associated with operations that were discontinued in prior years. Several disputes involve deficiency balances associated with lease obligations for equipment acquired by the Company for its contract manufacturing and BORS Lift operations that were discontinued during calendar 2000. The machinery and equipment associated with many of these obligations has been sold with the proceeds paid to the vendor or the equipment has been returned to the vendor. Several of the equipment leasing entities claim that balances on the leases are still owed.

The Company has other litigation and disputes that arise in the ordinary course of its business. The Company has accrued amounts for which it believes all of its disputes will ultimately be settled.

12.	Retirement Plan

EFTI adopted the “EarthFirst Technologies, Incorporated 401(k) Savings Plan” effective October 1, 2005. The Plan covers all employees of the Company employed on October 1, 2005 who have attained the age of 21. Otherwise, eligibility to participate in the Plan is established after having completed six months of service and having attained age 21. The Plan provides for a matching contribution equal to 25% of the amount of salary reduction deferral elected by the employee up to 4% of the employees annual payroll compensation. The Company incurred no expense for the year ended December 31, 2005.

EME adopted a 401(k) savings plan effective January 1, 1997. The Plan covered all employees who were at least 18 years of age with one or more years of service. The Company did not make any discretionary contributions for the years ended December 31, 2005 or 2004. Effective November 1, 2005, the Electric Machinery Enterprises, Inc. 401(k) Savings Plan was merged into the EarthFirst Technologies, Incorporated 401(k) Savings.

13.	Employee Stock Ownership Plan and Trust

On December 12, 2004, Electric Machinery Enterprises, Inc. (“EME”) terminated the EME Employee Stock Ownership Plan (the “Plan”). All employees who were not fully vested became 100% vested as of December 12, 2004. Participants of the Plan have received a distribution of their respective shares of stock of EarthFirst Technologies,

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

Inc. that was held in the EME Employee Stock Ownership Trust on their behalf. EME has no obligation for the repurchase of the stock distributed to the participants of the Plan because the shares are publicly traded and as such, there is a market available in which the participants may sell their shares.

14.	Related Party Transactions

Material related party transactions that have been entered into by the Company that are not otherwise in these notes are summarized below:

On February 23, 2005, the entire remaining balance of amounts due to the Company’s principal stockholder in the amount of $9,204,157 was converted into 189,643,210 shares of the Company’s common stock. As of December 31, 2005 there are no remaining amounts due to related parties.

The Company leases and rents the real property, building, and all other improvements located at 2515 E Hanna Avenue, Tampa, Florida 33610 from Hanna Properties, Inc., a related party affiliated with Jaime Jurado, the Vice Chairman of EFTI. Mr. Jurado owns 45.425% of the common stock of Hanna Properties, Inc. This property consists of 29,680 sq. ft. of office space, 80,320 sq. ft. of warehouse space and 26,992 sq. ft. of garage and workshop space. Monthly rental including sales tax, but excluding real estate taxes and insurances is $52,133. This lease obligation was assumed pursuant to EME’s reorganization plan for a period of two years, at which time EarthFirst has the option to re-evaluate. This location is the corporate headquarters of EarthFirst Technologies Incorporated and its subsidiaries.

On August 29, 2005, the Company issued 83,000,000 shares of common stock as stock based compensation to entities affiliated with or controlled by John Stanton, Chairman of the Board, for services rendered from the inception of his involvement with the Company through the acquisition and reorganization of EME. Included in this issuance were those shares entitled to be issued by EFTI as a plan proponent to the EME

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

bankruptcy, and authorized by the Fourth Amended Plan of Reorganization of EME pursuant to Section 1145 of the Bankruptcy Code. Compensation expense associated with this transaction, calculated based upon the market price of the Company’s stock on the date of grant was $18,260,000.

15.	Stockholders equity

On July 27, 2005, Laurus Master Funds, Ltd. exercised its option to purchase 19,000,000 common shares at $.01 per share, or $190,000. The original option granted to Laurus at the closing of its credit facility on March 30, 2005, entitled Laurus to purchase 24,570,668 common shares. After this transaction, Laurus still has the option to purchase an additional 5,570,668 common shares at this price.

On June 21, 2005, the Company paid certain professional fees related to pursuit of claims in the total amount of $893,000. The payment of this amount included the issuance of 4,633,333 unrestricted common shares, representing $695,000 of the total. The balance was paid in cash.

On April 29, 2005, the Company filed Schedule 14C, preliminary information statement in connection with certain actions to be taken pursuant to the written consent of the stockholders of the Company holding a majority of the outstanding shares of common stock in lieu of a special meeting.

This information statement was filed for the purpose of amending the articles of incorporation to increase the number of authorized shares of common stock to 750,000,000.

On January 26, 2004, the Company finalized a letter of understanding (“LOU”) with World Environmental Solutions Company, LLC (“WESCO”), Harmony, LLC and Turner Industries (“Harmony/Turner”) wherein the Company agreed to form a new company (“Holdings”), to commercialize certain Solid Waste Technology. Pursuant to the LOU, Holdings agreed to fund $50,000 in engineering costs and provide management and expertise to create an operational plant. The agreement further specifies that Harmony, LLC and Turner Industries (Company whose Chairman is related to a Director of the Company) agree to a cost plus construction contract to build the Solid Waste Remediation Plant and to maintain the capability to build four additional plants in the near term with a total of 43 plants projected within a 5 year period.

On January 30, 2004, the Company and WESCO entered into a separate agreement whereby in exchange for 70% of Holdings (bringing the Company’s ownership to 100% of this newly created joint venture holding company) the Company issued 15,000,000 shares of the Company’s stock in exchange for certain solid waste technology (in-process research and development), which was paid to WESCO’s remaining stakeholders (“Solid Waste”). This transaction was valued at the common stock trading market value of $0.12 per share on the date of the agreement. Future stock issuances to the principals of WESCO contemplated under the agreement are as follows:

Upon sale of first 13 reactors	5 million common shares
Upon sale of 13 additional reactors	5 million common shares

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

Stock Options:

In 2001, the Board of Directors approved the 2001 Equity Incentive Plan. The total number of shares to which options may be granted under the plan is 20,000,000 shares. Generally the option price is fixed at no less than 100% of the fair market value of the shares at the date the option is granted and expire on the earlier of three months after termination of employment or ten years from the date of grant.

On March 30, 2005, the Company issued options to purchase 24,570,668 shares of the Company’s common stock in conjunction with the credit facility with the Laurus Master Fund. On July 27, 2005, Laurus Master Funds, Ltd. exercised its option to purchase 19,000,000 common shares at $.01 per share.

A summary of the status of the Company’s outstanding stock options as of December 31, 2005 and 2004, and the changes during the years ending on those dates, is presented below:

	Shares	Weighted Average Exercise Price
Options outstanding, January 1, 2004	9,250,000	$.32
Options granted in 2004	—	—
Options canceled in 2004	(2,000,000)	1.00

Options outstanding, December 31, 2004	7,250,000	.32

Options granted in 2005	24,570,668	.01
Options exercised in 2005	(19,000,000)	.01
Options expired in 2005	(250,000)	.05

Options outstanding, December 31, 2005, all of which are exercisable	12,570,668	$.08

The following table summarizes information for options outstanding and exercisable at December 31, 2005.

	Options Outstanding and Exercisable
Range of Prices	Number	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price
$ 0.01-1.00	12,570,668	5.08 years	$.08

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

Weighted average grant date fair values of options granted during 2005 are as follows:

	Number of Options	Exercise Price	Grant date fair value
Exercise price:
Less than market	24,570,668	$.01	$.23

Common stock warrants:

On March 30, 2005, the Company issued warrants to purchase 11,162,790 shares of the Company’s common stock in conjunction with the credit facility with the Laurus Master Fund at a purchase price of $.23 for the first 5,581,395 shares and $.28 for the remaining 5,581,395 shares, exercisable for a period of seven years.

There were no warrants granted during 2004. During 2004, warrants to acquire 3,800,000 shares of common stock at $.40 per share expired.

Stock issuances for services:

During 2005 and 2004, the Company issued shares of unregistered common stock to settle certain disputes. The shares issued have been valued at market price on the date of issue.

16.	Management’s plans regarding liquidity and capital resources:

The Company experienced recurring net losses since its inception and, as such, experienced negative operating cash flows through most of 2004. The Company has historically funded these negative operating cash flows with proceeds from sales of common and preferred stock, as well as notes and convertible debentures payable.

In December 2000 and again in January 2003, the Company entered into multiple revolving line of credit promissory notes with entities related to John Stanton, the Company’s Chairman of the Board, Chief Executive Officer and President, secured by all of the assets of the Company. Each revolving note was a demand loan, which meant that the lender could demand full repayment of the loan at any time. The promissory notes related to each revolving line of credit merely provided for a loan up to a stated amount. There was no obligation on the part of the related party to make any loans pursuant to these agreements if the loan balance was less than the stated amount. There was no obligation on the part of the related parties to make any additional loans.

Historically, the related party lender has periodically agreed to convert portions of the loan balances into shares of the Company’s common stock. During 2004, the related party converted $5,334,010 of these notes into shares of the Company’s common stock.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

As of December 31, 2004, the Company owed $6,672,519 pursuant to these agreements. Subsequent to December 31, 2004, additional loans were made under these notes to help secure the outcome of the reorganization of EME. On February 23, 2005 the full balance of notes payable to related parties was converted into 189,643,210 shares of the Company’s common stock.

Since the acquisition of EME in August of 2004, the Company is no longer experiencing negative operating cash flows. Working capital as of December 31, 2005 was approximately $4.1 million and stockholders equity was approximately $18.7 million.

The Company generated income from operations in 2005 exclusive of stock based compensation of $1,423,359.

On March 30, 2005, the Company closed an agreement with Laurus Master Funds, Ltd. on a senior credit facility aggregating up to $8 million. The initial funding under this agreement was $6.6 million. This transaction allowed the Company to take advantage of discounts relative to the settlement of the secured debt in EME’s bankruptcy, as well as provide working capital.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

The company may pursue an expansion of its Laurus credit facility or borrowings from related parties to fund anticipated growth; however management believes that current working capital levels and expected positive operating cash flows in 2006 will provide cash flows sufficient to fund the company’s obligations in the ordinary course of business.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

17.	Segment Information

Commencing with the Company’s acquisition of EME in the fourth quarter of 2004, and the establishment of EarthFirst Americas in 2005, the Company operates in three business segments. The waste disposal segment is focused on research and development and bringing the existing technologies to commercial realization. The Contracting segment operates electrical contracting and subcontracting services on commercial and municipal construction projects primarily in Florida and the Caribbean. The Caribbean projects are all denominated in U.S. currency. The Biofuels segment is focused on the importing and producing of biodiesel fuels.

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

SEGMENT INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2005 IS AS FOLLOWS:

	Waste Disposal	Contracting	Biofuels	Total
Revenue	$11,770	$41,562,369	$169,181	$41,743,320
Cost of Sales		31,872,678	171,526	32,044,204

Gross profit (loss)	11,770	9,689,691	(2,345)	9,699,116
Selling, general and administrative expenses	857,403	4,843,957	510,034	6,211,394
Research and development expenses	408,205			408,205

Income (loss) from operations before reorganization item, income taxes and majority interest	(1,253,838)	4,845,734	(512,379)	3,079,517
Other income (expense)
Gain on extinguishment of debt, bankruptcy		4,163,740		4,163,740
Loss on disposal of assets		(97,597)		(97,597)
Interest expense	(64,670)	(22,064)		(86,734)
Miscellaneous income		266,975		266,975

Income (loss) before reorganization item, Income taxes and majority interest	(1,318,508)	9,156,788	(512,379)	7,325,901
Reorganization item, professional fees related to bankruptcy and pursuit of claims		(1,224,288)		(1,224,288)

Income (loss) before majority interest	(1,318,508)	7,932,500	(512,379)	6,101,613
Majority interest		377		377

Income (loss) from continuing operations	(1,318,508)	7,932,877	(512,379)	6,101,990
Loss on disposal of discontinued operations		(137,636)		(137,636)

Net Income (loss)	$(1,318,508)	$7,795,241	$(512,379)	$5,964,354

Total Assets	$2,812,764	$29,767,990	$612,271	$33,193,025

Goodwill		$15,323,152		$15,323,152

Reconciliation of Segment Amounts Reported to Condensed Consolidated Amounts
Revenue
Total revenues for reportable segments			$41,743,320

Total consolidated revenue			$41,743,320

Net income (loss)
Total income (loss for reportable segments			$5,964,354
Unallocated amounts relating to corporate operations
Miscellaneous income			188,402
Selling, general and administrative expenses			(1,442,642)
Research and development expense			(174,225)
Interest expense			(2,673,468)
Derivative loss			(592,521)
Professional fees - pursuit of claims			(695,000)
Related party stock based compensation			(18,260,000)

Total consolidated net loss			$(17,685,100)

Assets
Total assets for reportable segments			$33,193,025
Corporate investments and other assets			1,790,306

Total consolidated assets			$34,983,331

SEGMENT INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2004 IS AS FOLLOWS:

	Waste Disposal	Contracting	Total
Revenue	$140,000	$12,126,701	$12,266,701
Cost of Sales		8,858,707	8,858,707

Gross margin	140,000	3,267,994	3,407,994
Selling, general and administrative	1,063,682	1,929,091	2,992,773
Research and development	2,474,949		2,474,949

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

18.	Quarterly information (unaudited):

	March	June	September	December
2005
Revenues	$8,168,099	$9,753,062	$10,526,009	$13,597,937
Net income (loss)	$(4,403,379)	$8,691,108	$(19,954,550)	$(2,018,279)
EPS	$(.012)	$.018	$(.041)	$(.003)

	March	June	September	December
2004
Revenues	$15,000	$115,000	$3,376,936	$8,759,765
Net income (loss)	$(2,082,861)	$(436,844)	$(843,420)	$1,096,136
EPS	$(.009)	$(.002)	$(.003)	$.004

Note that Electric Machinery Enterprises, Inc. was acquired August 20, 2004. EMEGC, a wholly owned Subsidiary of Electric Machinery was disposed of in January 2005. The 2004 revenues presented here do not include any amounts from the disposed unit.

19.	Quarterly restatements

During the fourth quarter of 2005, the Company reevaluated its accounting for the convertible note financing transactions discussed in Note 2. During the three, six and nine months ended March 31, June 30 and September 30, 2005, the Company accounted for the free standing warrants, embedded beneficial conversion options, and other derivative financial instruments associated with the convertible notes as equity. During the fourth quarter of 2005, management determined that these derivatives should be recorded as liabilities at fair value and thereafter adjusted to fair value at each subsequent reporting period until certain conditions are met, at which time such derivative liabilities can be classified into equity. As such, the unaudited quarterly financial information as previously reported has been restated as follows:

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

Restatements for the three months ended March 31, 2005;

	BALANCE SHEET March 31, 2005
	As Originally Reported	Adjustments	As Restated
ASSETS
Current assets:
Cash	$6,639,765	$—	$6,639,765
Accounts receivable - net	5,700,077		5,700,077
Cost and estimated earnings in excess of billings on uncompleted contracts	1,236,719		1,236,719
Inventory	1,391,827		1,391,827
Prepaid expenses and other current assets	223,519		223,519

Total current assets	15,191,907	—	15,191,907

Property and equipment - net	4,107,426		4,107,426
Investments - at cost	300,000		300,000
Intangible assets	15,323,152		15,323,152
Loan costs and discounts	390,290		390,290
Other assets	276,897		276,897

	$35,589,672	$—	$35,589,672

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long term debt	$71,786	$—	$71,786
Secured convertible notes payable	1,582,073	(1,582,073)	—
Accounts payable and accrued expenses	4,804,583		4,804,583
Billings in excess of cost and estimated earnings on uncompleted contracts	1,742,696	—	1,742,696

Total current liabilities	8,201,138	(1,582,073)	6,619,065

Secured convertible notes payable, non current	1,672,591	(1,672,591)	—
Derivative liabilities		13,049,742	13,049,742
Plan of reorganization obligations	3,393,359		3,393,359
Other liabilities	959,400		959,400

	14,226,488	9,795,078	24,021,566
Majority interest	1,200,000		1,200,000
Commitments and contingencies	—		—
Stockholders equity:
Common stock	49,141		49,141
Additional paid -in-capital	72,580,376	(6,600,000)	65,980,376
Accumulated deficit	(51,198,273)	(3,195,078)	(54,393,351)

	21,431,244	(9,795,078)	11,636,166
Less treasury stock (1,950,000 shares at cost)	(1,268,060)		(1,268,060)

	20,163,184	(9,795,078)	10,368,106

	$35,589,672	$—	$35,589,672

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	STATEMENT OF OPERATIONS Three Months Ended March 31, 2005
	As Originally Reported	Adjustments	As Restated
Revenue	$8,168,099	$—	$8,168,099
Cost of sales	6,247,451		6,247,451

Gross profit	1,920,648		1,920,648

Selling, general and administrative expenses	1,203,087		1,203,087
Research and development expenses	193,327		193,327

Income (loss) from operations before reorganization item, income taxes and majority interest	524,234	—	524,234

Other income (expense):
Gain on extinguishment of debt, bankruptcy	2,178,568		2,178,568
Miscellaneous income (expense)	30,263		30,263
Derivative gain (loss)		(6,449,742)	(6,449,742)
Interest expense	(3,334,094)	$3,254,664	(79,430)

Income (loss) before reorganization item, income taxes and majority interest	(601,029)	(3,195,078)	(3,796,107)

Reorganization item, professional fees related to bankruptcy and pursuit of claims	(323,661)		(323,661)

Loss before income taxes and majority interest	(924,690)	(3,195,078)	(4,119,768)

Income tax benefit			—

Loss before majority interest	(924,690)	(3,195,078)	(4,119,768)

Majority interest	(145,975)		(145,975)

Loss from continuing operations	(1,070,665)	(3,195,078)	(4,265,743)

Loss on disposal of discontinued operations	(137,636)		(137,636)

Net Loss	$(1,208,301)	$(3,195,078)	$(4,403,379)

Net Loss per common share	$(0.00)		$(0.012)

Weighted average shares outstanding	379,734,581		379,734,581

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

Restatements for the three months ended June 30, 2005

	BALANCE SHEET June 30, 2005
	As Originally Reported	Adjustments	As Restated
ASSETS
Current assets:
Cash	$2,278,015	$—	$2,278,015
Accounts receivable - net	8,015,866		8,015,866
Cost and estimated earnings in excess of billings on uncompleted contracts	582,196		582,196
Inventory	1,351,835		1,351,835
Prepaid expenses and other current assets	55,975		55,975

Total current assets	12,283,887	—	12,283,887

Property and equipment - net	4,436,241		4,436,241
Investments - at cost	919,914		919,914
Intangible assets	15,323,152		15,323,152
Loan costs and discounts	729,202		729,202
Other assets	456,846		456,846

	$34,149,242	$—	$34,149,242

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long term debt	$57,338	$—	$57,338
Secured convertible notes payable	2,376,482	(720,145)	1,656,337
Plan of reorganization obligations - current	97,614		97,614
Accounts payable and accrued expenses	3,463,433		3,463,433
Billings in excess of cost and estimated earnings on uncompleted contracts	1,128,327		1,128,327

Total current liabilities	7,123,194	(720,145)	6,403,049

Secured convertible notes payable, non current	1,755,701	(1,681,605)	74,096
Derivative liabilities		5,002,848	5,002,848
Other liabilities	952,502		952,502

	9,831,397	2,601,098	12,432,495
Majority interest	1,962,533		1,962,533
Commitments and contingencies	—		—
Stockholders equity:
Common stock	49,604		49,604
Additional paid -in-capital	74,364,827	(7,689,914)	66,674,913
Accumulated deficit	(50,791,059)	5,088,816	(45,702,243)

	23,623,372	(2,601,098)	21,022,274
Less treasury stock (1,950,000 shares at cost)	(1,268,060)		(1,268,060)

	22,355,312	(2,601,098)	19,754,214

	$34,149,242	$—	$34,149,242

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	STATEMENT OF OPERATIONS Three Months Ended June 30, 2005
	As Originally Reported	Adjustments	As Restated
Revenue	$9,753,062	$—	$9,753,062
Cost of sales	6,377,002		6,377,002

Gross profit	3,376,060		3,376,060

Selling, general and administrative expenses	2,036,095		2,036,095
Research and development expenses	127,324		127,324

Income (loss) from operations before reorganization item, income taxes and majority interest	1,212,641	—	1,212,641

Other income (expense):
Gain on extinguishment of debt, bankruptcy	1,804,739		1,804,739
Miscellaneous income (expense)	14,631		14,631
Derivative gain (loss)		8,046,893	8,046,893
Interest expense	(703,247)	$237,001	(466,246)

Income (loss) before reorganization item, income taxes and majority interest	2,328,764	8,283,894	10,612,658

Reorganization item, professional fees related to bankruptcy and pursuit of claims	(1,109,017)		(1,109,017)

Income before income taxes and majority interest	1,219,747	8,283,894	9,503,641

Income tax benefit	—		—

Income before majority interest	1,219,747	8,283,894	9,503,641

Majority interest	(812,533)		(812,533)

Income from continuing operations	407,214	8,283,894	8,691,108

Loss on disposal of discontinued operations			—

Net Income	$407,214	$8,283,894	$8,691,108

Net income per common share	$0.001		$0.018

Weighted average shares outstanding	491,922,517		491,922,517

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

Restatements for the three months ended September 30, 2005

	BALANCE SHEET September 30, 2005
	As Originally Reported	Adjustments	As Restated
ASSETS
Current assets:
Cash	$1,060,763	$—	$1,060,763
Accounts receivable - net	8,058,899		8,058,899
Cost and estimated earnings in excess of billings on uncompleted contracts	1,602,100		1,602,100
Inventory	1,349,938		1,349,938
Prepaid expenses and other current assets	188,948		188,948

Total current assets	12,260,648	—	12,260,648

Property and equipment - net	4,624,356		4,624,356
Investments - at cost	798,350		798,350
Intangible assets	15,323,152		15,323,152
Loan costs and discounts	706,459		706,459
Other assets	438,899		438,899

	$34,151,864	$—	$34,151,864

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long term debt	$85,963	$—	$85,963
Secured convertible notes payable	2,262,618	(747,161)	1,515,457
Accounts payable and accrued expenses	3,940,175		3,940,175
Billings in excess of cost and estimated earnings on uncompleted contracts	800,776		800,776

Total current liabilities	7,089,532	(747,161)	6,342,371

Secured convertible notes payable, non current	1,569,169	(1,398,327)	170,842
Derivative liabilities		3,752,609	3,752,609
Other liabilities	967,762		967,762

	9,626,463	1,607,121	11,233,584
Majority interest	2,198,617		2,198,617
Commitments and contingencies	—		—
Stockholders equity:
Common stock	59,804		59,804
Additional paid -in-capital	92,804,627	(5,219,914)	87,584,713
Accumulated deficit	(69,269,587)	3,612,793	(65,656,794)

	23,594,844	(1,607,121)	21,987,723
Less treasury stock (1,950,000 shares at cost)	(1,268,060)		(1,268,060)

	22,326,784	(1,607,121)	20,719,663

	$34,151,864	$—	$34,151,864

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	STATEMENT OF OPERATIONS Three Months Ended September 30, 2005
	As Originally Reported	Adjustments	As Restated
Revenue	$10,526,009	$—	$10,526,009
Cost of sales	7,879,108		7,879,108

Gross profit	2,646,901		2,646,901

Selling, general and administrative expenses	1,947,185		1,947,185
Related party stock based compensation	18,260,000		18,260,000
Research and development expenses	104,064		104,064

Income (loss) from operations before reorganization item, income taxes and majority interest	(17,664,348)	—	(17,664,348)

Other income (expense):
Gain on extinguishment of debt, bankruptcy	180,433		180,433
Miscellaneous income (expense)	59,962		59,962
Derivative gain (loss)		(1,219,761)	(1,219,761)
Interest expense	(490,461)	$(256,261)	(746,722)

Income (loss) before reorganization item, income taxes and majority interest	(17,914,414)	(1,476,022)	(19,390,436)

Reorganization item, professional fees related to bankruptcy and pursuit of claims	(278,030)		(278,030)

Income before income taxes and majority interest	(18,192,444)	(1,476,022)	(19,668,466)

Income tax benefit	—		—

Income before majority interest	(18,192,444)	(1,476,022)	(19,668,466)

Majority interest	(286,084)		(286,084)

Income from continuing operations	(18,478,528)	(1,476,022)	(19,954,550)

Loss on disposal of discontinued operations			—

Net Income	$(18,478,528)	$(1,476,022)	$(19,954,550)

Net income per common share	$(0.030)		$(0.041)

Weighted average shares outstanding	535,524,754		491,922,517

EARTHFIRST TECHNOLOGIES, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

20.	Discontinued Operations Restatement

Subsequent to the issuance of its 2005 financial statements on Form 10KSB, the Company determined that it had not properly classified the results of its 2005 discontinued operation in its comparative 2004 financial statements.

On January 1, 2005, the Company sold its subsidiary, EMEGC, as reported in Note 6. In accordance with SFAS 144, the prior period 2004 amounts relating to the operations and cash flows of the disposed unit are to be presented as discontinued operations for all periods presented. As a result, the accompanying consolidated statements of operations and cash flows for the year ended December 31, 2004 have been restated as follows:

	STATEMENT OF OPERATIONS Year Ended December 31, 2004
	As Originally Reported	Adjustments	As Restated

Revenue	$15,314,892	$(3,048,191)	$12,266,701
Cost of sales	11,209,802	(2,351,095)	8,858,707

Gross profit	4,105,090	(697,096)	3,407,994

Selling, general and administrative expenses	3,425,839	(433,066)	2,992,773
Research and development expenses	2,474,949		2,474,949

Income (loss) from operations before reorganization item, income taxes and majority interest	(1,795,698)	(264,030)	(2,059,728)

Other income (expense):
Gain on extinguishment of debt, bankruptcy	1,298,068		1,298,068
Miscellaneous income, net	333,214	(7,253)	325,961
Interest expense	(469,514)	3,299	(466,215)

Loss before reorganization item, income taxes and majority and minority interests	(633,930)	(267,984)	(901,914)

Reorganization item, professional fees related to bankruptcy and pursuit of claims	(1,202,829)		(1,202,829)

Loss before income taxes and majority interest	(1,836,759)	(267,984)	(2,104,743)

Income tax benefit			—

Loss before majority interest	(1,836,759)	(267,984)	(2,104,743)

Majority and minority interests	(430,230)		(430,230)

Loss from continuing operations	(2,266,989)	(267,984)	(2,534,973)

Income (loss) from operations of discontinued operations (including loss on disposal of $137,636 in 2005)	—	267,984	267,984

Net Loss	$(2,266,989)	$—	$(2,266,989)

	STATEMENT OF CASH FLOWS
	Year Ended December 31, 2004
	As Originally
	Reported	Adjustments	As Restated
Cash flows from operating activities:
Net loss:	$(2,266,989)		$(2,266,989)
Adjustments to reconcile net loss to net cash flows from operating activities
Expenses funded through stock issuance	1,800,000		1,800,000
Intangible asset impairment	142,900		142,900
Majority/minority interest in net income (loss)	430,230		430,230
Depreciation and amortization	77,342	(30,886)	46,456
Gain on cancellation of debt	(1,298,068)		(1,298,068)
(Income) loss from discontinued operations		(267,984)	(267,984)
Increase (decrease) in cash due to changes in:
Accounts receivable	(1,047,553)	58,140	(989,413)
Cost and estimated earnings in excess of billings on uncompleted contracts	620,585	(98,291)	522,294
Inventory	336,520	(25,362)	311,158
Prepaid expenses and other assets	395,980	136,152	532,132
Accounts payable and accrued expenses	(2,636,730)	260,273	(2,376,457)
Billings in excess of cost and estimated earnings on uncompleted contracts	(225,119)	(194,116)	(419,235)
Accrued interest on related party payables	244,571		244,571

Net cash flows from operating activities	(3,426,331)	(162,074)	(3,588,405)

Cash flows from investing activities:
Acquisition of property and equipment	(2,376,545)	117,898	(2,258,647)
Cash acquired in business acquisition	3,174,317		3,174,317

Net cash flows from investing activities	797,772	117,898	915,670

Cash flows from financing activities:
Proceeds from notes payable and related party	4,107,413	(119,889)	3,987,524
Repayment of long term debt		13,257	13,257

Net cash flows from financing activities	4,107,413	(106,632)	4,000,781

Net change in cash	1,478,854	(150,808)	1,328,046
Cash, beginning of year	3,529	—	3,529

Cash, end of year	$1,482,383	$(150,808)	$1,331,575

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees.

The aggregate fees billed by Aidman, Piser & Company, P.A. for professional services rendered for the audit of the Company’s annual financial statements for the years ended December 31, 2005 and 2004, the review of the financial statements included in the Company’s Forms 10-QSB and Forms 8K totaled $161,505 and $91,200 as follows:

	2005	2004
Audit fees	$91,385	$66,850
Audit related fees	70,120	24,350
Tax fees	—	—
All others	—	—

	$161,505	$91,200

Exhibit 31.1

Certification Pursuant to Rule 13a-14(a)

I, John D. Stanton, hereby certify that:

1.	I have reviewed the Annual Report on Form 10-KSB of EarthFirst Technologies, Incorporated

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

(c)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	The small business issuer’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize, and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: , 2006	/s/ John D. Stanton
Chief Executive Officer and President

Exhibit 31.2

Certification Pursuant to Rule 13a-14(a)

I, Frank W. Barker, Jr., hereby certify that:

1.	I have reviewed the Annual Report on Form 10-KSB of EarthFirst Technologies Incorporated;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

(c)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	The small business issuer’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize, and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: , 2006	/s/ Frank W. Barker, Jr.
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(18 U.S.C. 1350)

Pursuant to Section 906 of the Sarbanes-Oxley Act of (18 U.S.C. 1350), the undersigned officer of EarthFirst Technologies, Incorporated (the “Company”), does hereby certify, to the best of such officer’s knowledge and belief, that:

(1) The Annual Report on Form 10-KSB for the year ended December 31, 2005 (the “Form 10-KSB”) of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 10-KSB fairly presents, in all materials respects, the financial condition and results of operations of the Company.

Date: , 2006	/s/ John D. Stanton
Chief Executive Officer and President

This certification shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act.

EXHIBIT 32.2

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(18 U.S.C. 1350)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350), the undersigned officer of EarthFirst Technologies, Incorporated (the “Company”), does hereby certify, to the best of such officer’s knowledge and belief, that:

(1) The Annual Report on Form 10-KSB for the year ended December 31, 2005 (the “Form 10-KSB”) of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 10-KSB fairly presents, in all materials respects, the financial condition and results of operations of the Company.

Date: , 2006	/s/ Frank W. Barker, Jr.
Chief Financial Officer

This certification shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act.